82-1735



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

RECEIVED
2006 APR -6 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE


06012287

SUPPL


Millennium City 6

中期報告
2005 / 2006
INTERIM REPORT





PROCESSED
APR 06 2006
THOMSON FINANCIAL


1
2
3
4

1 九龍站環球貿易廣場
International Commerce Centre, Kowloon Station

2 東九龍創紀之城六期
Millennium City 6, Kowloon East

3 西九龍曼克頓山
Manhattan Hill, West Kowloon

4 山頂倚巒
Severn 8, The Peak



新鴻基地產發展有限公司
SUN HUNG KAI PROPERTIES LIMITED

目錄

Contents

董事局

執行董事

郭炳湘 *主席兼行政總裁*
郭炳江 *副主席兼董事總經理*
郭炳聯 *副主席兼董事總經理*
陳啓銘
陳鉅源
鄺　準
黃奕鑑
黃植榮

非執行董事

李兆基 *副主席*
胡寶星
李家祥
關卓然
盧超駿
羅景雲
胡家驃
(胡寶星之替代董事)

獨立非執行董事

鍾士元
馮國經
葉迪奇
王于漸

委員會

審核委員會

鍾士元*
葉迪奇
李家祥

薪酬委員會

鍾士元*
盧超駿
王于漸

提名委員會

王于漸*
關卓然
葉迪奇

**委員會主席*

財務摘要及公司資料

財務摘要

截至十二月三十一日止六個月	二〇〇五年	二〇〇四年	變動(%)
財務摘要(港幣百萬元)			
營業額	**14,466**	11,278	+28.3
租金總收入[1]	**3,126**	2,781	+12.4
租金淨收入[1]	**2,235**	2,026	+10.3
公司股東應佔溢利	**13,505**	5,060	+166.9
公司股東應佔基本溢利[2]	**6,079**	5,502	+10.5
每股財務資料(港幣)			
溢利	**5.62**	2.11	+166.4
基本溢利[2]	**2.53**	2.29	+10.5
中期息	**0.70**	0.70	不變

註：1. 包括所佔共同控制及聯營公司的收入
2. 撇除扣減遞延税項後之投資物業重估盈餘

公司資料

公司秘書
黎浩佳

註冊辦事處
香港灣仔港灣道30號
新鴻基中心45樓
電話:(852)2827 8111
傳真:(852)2827 2862
互聯網址: www.shkp.com
電子郵件: shkp@shkp.com

核數師
德勤•關黃陳方會計師行

股票登記處
香港中央證券登記有限公司
香港皇后大道東183號
合和中心1712-6室

主要往來銀行
中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
三菱東京UFJ銀行
恒生銀行有限公司
三井住友銀行
瑞穗實業銀行
中國工商銀行
交通銀行
法國巴黎銀行
渣打銀行(香港)有限公司

律師
胡關李羅律師行
孖士打律師行
徐嘉慎律師事務所

董事局主席報告書

本人謹向各位股東報告：

業績

本集團截至二〇〇五年十二月三十一日止六個月未經審核減除税項及少數股東權益後之盈利為港幣一百三十五億零五百萬元，包括投資物業重估盈餘(扣除遞延税項)港幣七十四億二千六百萬元。每股盈利為港幣五元六角二仙，較上年度增加百分之一百六十七。

若撇除扣減遞延税項後之投資物業重估盈餘，期內基本純利為港幣六十億七千九百萬元，與上年度同期比較增加百分之十。每股基本盈利為港幣二元五角三仙，較上年度增加百分之十。

股息

董事局議決於二〇〇六年三月二十七日派發中期股息每股港幣七角予於二〇〇六年三月二十四日在本公司股東名冊上登記的股東，此派息與上年度同期相同。由於淨負債增加，加上很多投資機會，尤其國內提供不少商機，集團需保留財務實力作未來發展之用。

業務檢討

售樓成績

截至二〇〇五年十二月三十一日止六個月內，集團以所佔權益計算，售出及預售本地樓宇總值為港幣十七億四千八百萬元，上年度同期總值為港幣四十四億五千七百萬元。奧運站君滙港第一期為期內唯一開售的新盤。

期內集團入賬的物業銷售額為港幣七十二億八千三百萬元，上年度同期的銷售額為港幣五十一億三千萬元。集團於回顧期內共完成三個項目，其中凱旋門約九成單位已售出，而位於山頂的倚巒將於短期內開售。有關項目詳情如下:

項目	地點	物業用途	集團所佔權益	所佔樓面面積
			(百分率)	(平方呎)
凱旋門	九龍柯士甸道西1號	住宅	合作發展	1,076,000
倚巒	山頂施勳道8號	住宅	100	59,000
諾富特東薈城酒店	東涌文東路51號	酒店	20	47,500
總計				**1,182,500**

土地儲備

集團繼續積極透過不同途徑補充在香港的土地儲備，期內吸納總樓面面積約一百一十萬平方呎，位於北角明園西街的住宅物業保留作收租用途。詳情如下：

地點	物業用途	集團所佔權益	所佔樓面面積
		(百分率)	(平方呎)
牛池灣新九龍內地段6350號	住宅	100	775,000
北角明園西街38號	住宅	100	94,000
葵涌市地段215號(新增總樓面面積)	寫字樓	100	191,000
總計			**1,060,000**

集團目前在香港擁有土地儲備以樓面面積計共四千一百九十萬平方呎，包括二千二百三十萬平方呎已落成投資物業及一千九百六十萬平方呎發展中物業。集團亦持有地盤面積超過二千一百萬平方呎的農地，大部分位於新界現有及已規劃的主要鐵路沿線，並正申請更改為住宅用途。

集團投得新加坡烏節路一幅極優越地皮，計劃發展大型高級商場及豪華住宅，總樓面面積一百三十五萬平方呎，落成後將成為當地購物黃金區新地標。集團佔該項目百分之五十權益。

地產發展

住宅市場於回顧期內表現平穩，樓價僅出現溫和調整，二手市場交投量略見放緩，但仍處於健康水平，並於過去兩個月呈現反彈跡象。過去數月，受季節性因素及供應量有限影響，新樓盤開售數目不多，一手市場的樓價相對仍然平穩。

強化品牌仍是集團的重點策略，除提供切合市場所需的單位面積、實用間隔、現代化設計及優越建築水準外，亦在新落成物業的豪華會所引進創新設施，並提供最佳的顧客服務。集團的強大品牌備受市場認同，有助提升新樓盤的市場定位及銷售成績。

在本財政年度上半年及預計於下半年度落成的物業，表列如下：

	住宅	酒店	總計
	所佔樓面面積(百萬平方呎)		
上半年			
樓宇銷售	1.2	-	1.2
收租物業	-	*	*
合計	1.2	*	1.2
下半年			
樓宇銷售	1.3	-	1.3
收租物業	-	-	-
合計	1.3	-	1.3
全年總計	**2.5**	*	**2.5**

少於十萬平方呎

收租物業

回顧期內，連同在合營投資物業應佔權益，集團的租金總收入達港幣三十一億二千六百萬元，較上年度增加百分之十二。租金收入淨額達港幣二十二億三千五百萬元，較上年度增加百分之十。租金收入增長主要由國際金融中心商場、以及分別於二〇〇五年三月及九月開業的APM商場和四季匯所帶動。集團旗下收租物業出租率維持約百分之九十六的高水平。

在零售市場持續表現理想情況下，集團旗下商場吸引更多人流，商戶的營業額亦有所增加。國際金融中心商場及APM商場非常成功，兩個商場經已全部租出，進一步強化集團優質商場網絡的品牌和在商場租務的領導地位。

集團將繼續透過商場翻新及重整租戶組合，致力保持旗下商場的吸引力。新城市廣場和大埔超級城的翻新工程將於二〇〇六年年底完成，預期租金將可調升。集團旗下各大商場定期舉辦推廣活動，將持續吸引消費者及推動租戶業務發展。

由於現有租戶及新客戶對優質寫字樓的需求增加，令尤其位於商業核心區的寫字樓租金向上調升。集團將有超過六百萬平方呎的收租物業於未來四年內落成，進一步加強租金收入，而集團亦將成為全港擁有最大優質商廈網絡的業主之一。

聳立於西九龍海旁的環球貿易廣場是集團目前最重要的興建中項目，樓高一百一十八層，將提供二百五十萬平方呎寫字樓，於二○一○年落成後將是全港最高及世界第三高建築物，首期將包括四十五萬平方呎寫字樓，預期於二○○七年年底落成。該物業位處未來文化及商業樞紐心臟地帶，前往機場非常便捷，相距中環僅一個站，加上計劃中的廣深港高速鐵路將以西九龍為終站，更增強環球貿易廣場的吸引力，對招攬跨國及內地企業來港設立總部將有重大裨益。該物業最近進行前期市務推廣，市場反應令人鼓舞。

正在興建中的創紀之城六期工程進展順利，預期於二○○七年年中落成，將提供約四十萬平方呎寫字樓，並配備最先進設施。集團將保留該物業作長線投資用途。

隨著本港經貿活動頻繁，刺激對高級出租住宅的需求增加。集團旗下豪宅租務品牌Signature Homes已確立優良聲譽，在市場佔領導地位。位於國際金融中心的豪華服務寓所四季匯，提供尊貴居所及優質服務，自二○○五年九月推出以來，租住率令人滿意。

酒店

二○○五年訪港旅客持續上升，主要是由於海外遊客和商務旅客增加。去年香港迪士尼樂園開幕及成功舉辦世貿組織部長級會議，進一步加強香港作為區內遊客及商務旅客中心的地位。

位於國際金融中心的四季酒店，自二○○五年九月開業以來，憑頂級設施和卓越服務，已成為追求生活品味的旅客之首選，入住率令人滿意，酒店的高級餐飲亦深受歡迎，質素備受食家讚賞。集團旗下酒店帝苑、帝都及帝京，平均入住率約為百分之九十，房租與去年度比較有雙位數字增長。

隨著香港成為更受遊客歡迎的旅遊熱點，加上內地經濟持續增長，將帶動更多休閒和商務旅客訪港，預期未來數年旅客人數會持續上升。集團旗下現有酒店，以及位於九龍站項目兩間興建中的世界級酒店，均具備有利條件，在香港旅遊業蓬勃發展中受惠。

中國內地業務

集團目前在內地擁有的土地儲備，以所佔總樓面面積計為一千一百六十萬平方呎，包括二百六十萬平方呎已完成投資物業及九百萬平方呎發展中物業。

集團在內地的投資表現持續向好。北京新東安市場的翻新工程正在進行中，預期於二○○八年年初完成。是次翻新乃配合商場重新定位策略，將商場塑造為時尚購物及消閑熱點，對象以高消費年輕專業人士為主。上海中環廣場出租率維持逾百分之九十六，寫字樓及商場的租金均較去年同期上升。

集團期內參與一項合資計劃，將在杭州發展商場、豪華住宅、服務式住宅、酒店和寫字樓，總樓面面積達五百九十萬平方呎。集團佔該項目百分之四十權益。

集團在上海另全資擁有兩個發展項目。位於浦東陸家嘴金融區，面向黃浦江的綜合商業項目上海國際金融中心，總樓面面積約四百萬平方呎，建築工程即將開展。該項目坐擁遼闊景致，寫字樓的質素可與香港國際金融中心媲美，將裝設完善通訊及高科技設施。該項目亦包括高級商場，將引進國際名牌商號，而酒店及服務式住宅將由世界享負盛名的酒店集團管理。另一項目為位於浦東陸家嘴濰坊的世界級豪宅濱江凱旋門，總樓面面積一百七十萬平方呎，外灘景致一覽無遺，已進入後期規劃階段，建築工程預期於二〇〇六年下半年展開。

電訊及資訊科技

數碼通

數碼通於回顧期內服務收益錄得增長，然而由於3G相關成本高，加上市場競爭激烈造成手機補貼增加，對盈利構成壓力。面對競爭激烈的市場，數碼通將專注提升顧客及服務質素，持續透過創新服務及投資以促進業務增長。數碼通擁有出色管理層及清晰業務策略，集團對該公司未來業務發展充滿信心，並將繼續持有其股權作長線投資。

新意網

新意網於回顧期內持續錄得盈利增長，旗下互聯優勢在香港中立數據中心營辦商中處於領導地位，成功吸納各大跨國及本地企業為新客戶，持續鞏固顧客基礎。新意網的財務狀況保持穩健，持有約港幣十五億元現金及有息證券。鑑於該公司的核心業務前景持續改善，集團對其財務及盈利能力保持信心。

運輸及基建

載通國際

九龍巴士控股有限公司於二〇〇五年十一月正式易名為載通國際控股有限公司。載通國際業務仍然面對挑戰，主要由於新鐵路通車造成乘客流失，加上燃油費和隧道費上升。該公司將繼續在不影響服務質素的情況下控制成本，致力提高經營效率。在專營巴士新車費調節機制下，載通國際的專營權已續期至二〇一七年。該公司在內地的運輸業務錄得盈利增長。西九龍曼克頓山住宅發展項目的預售，將進一步增強該公司財務狀況。鑑於內地經濟發展前景樂觀，該公司將繼續尋求在內地發展交通業務的商機。在媒體銷售業務上，載通國際附屬公司路訊通錄得令人滿意的成績。

基建業務

威信集團於期內表現良好，內河碼頭及機場空運中心運作令人滿意，三號幹線(郊野公園段)交通流量於回顧期內輕微增加。集團所有基建項目均集中在香港，預期長遠可為集團帶來穩定現金收入。基於項目的穩定現金流量及回報潛質，集團計劃持有這些基建項目作長線投資。

集團財務

集團繼續採取審慎理財策略，致力維持高流動資金水平及低借貸比率，截至二〇〇五年十二月三十一日止，淨債項與股東權益比率為百分之十六點五。集團貸款差不多全部為港元借貸，外匯風險極低。集團接近所有借貸均無抵押，並擁有充裕已承諾而未動用信貸額，為未來業務發展備用。

集團分別於二〇〇五年十一月及二〇〇六年一月，透過歐洲中期票據發行機制成功發行四批十年期的債券，總集資額為港幣十八億元，以貫徹集團延長借貸年期的政策。該批債券發行條件極具競爭力，並已於發行後轉為浮息。集團將繼續尋求長期融資渠道，以配合投資所需及開拓資金來源。

企業管治

竭力維持高水平企業管治，是集團首要目標之一。集團透過董事局有效監察、適時發放資訊及積極與投資界溝通，達至高質素企業管治。集團於二〇〇五年新委任兩位非執行董事，其中包括一位獨立非執行董事，以及成立薪酬委員會和提名委員會。集團將繼續與時並進，悉力推行優秀企業管治。

集團貫徹卓越管理及優秀企業管治的努力，獲投資界廣泛認同，於二〇〇五年贏取多項殊榮，包括獲《Euromoney》雜誌評選為亞洲和香港最佳地產公司第一名，以及香港最佳公司第一名。

顧客服務

提供優質客戶服務向來是集團成功關鍵之一，旗下兩間物業管理公司康業和啟勝提供出色顧客服務，因而贏取多個獎項。

為促進雙向溝通而成立的「新地會」，今年慶祝十週年，會員人數接近二十三萬。該會為會員提供多元化活動，現正計劃推出一系列活動，宣揚愛家理念。

企業公民

集團以港為家，視服務社群為另一主要任務。集團贊助的公益慈善、教育及文化活動範圍廣泛，包括發起「新地開心閱讀」計劃推動全港閱讀風氣。由旗下員工組成的義工隊，亦積極熱心服務社會。

集團視人才為最寶貴資產，致力加強員工培訓，給予他們發展事業及盡展所長的機會。集團亦關注保護環境，除在日常運作引入環保概念外，並悉力向所屬住戶及租戶灌輸環保意識，為香港締造美好生活環境。

展望

儘管油價高企，同時息率處於較高水平，今年全球經濟仍可望穩步增長，而國內經濟亦可保持快速增長。在消費信心改善、市民收入增加、預期息口見頂及資金充裕等有利形勢下，本港經濟於二〇〇六年將可持續增長。

在經濟基本條件良好，以及供求情況利好下，預期香港住宅樓市今年將會向好。目前整體樓價仍處於一般家庭負擔能力水平，加上市民收入進一步增加、溫和通脹和按揭利率趨向穩定，置業信心得以加強。本港人口發展趨勢亦造就利好因素，包括結婚、出生及新住戶數目皆有所上升，令市場對私人住宅需求殷切。供應方面則預期未來數年新落成住宅單位數量將會下跌。

預期集團旗下收租物業，新租及續約租金均會上升，零售業務增長將帶動商舖租金調升。而本地企業擴展業務，以及海外及內地公司湧入，將刺激寫字樓需求增加，加上新落成優質寫字樓供應量於未來兩年仍然有限，對寫字樓租金增長有一定支持。集團將發展新地標物業如環球貿易廣場以取代部分現有投資物業，從而更有效地管理資產，為股東爭取更大回報，並正研究推出房地產信託基金的可行性。

集團將繼續集中在香港發展地產，並憑著龐大土地儲備及強大品牌的優勢，進一步加強實力。預期在未來三年內住宅物業落成量會溫和增加，集團將繼續吸納土地供未來發展所需，並透過提供多元化單位組合，揉合獨特風格及創意設計以迎合消費者最新口味，致力提升項目邊際利潤。集團正積極將住宅物業的優質品牌，擴展到寫字樓、商場及出租住宅方面。

集團對在國內投資抱有信心，正在內地發展多個地標物業以強化品牌，並將於適當時機繼續在主要城市的優越地點選擇投資項目。

集團將按樓盤進度充分把握市場形勢進行推售。計劃於未來九個月內預售的主要住宅物業包括山頂倚巒、西九龍曼克頓山及馬灣珀麗灣第五期。

預期本港經濟及樓市前景向好，如無不可預測情況，集團本財政年度業績將有令人滿意表現。

致謝

本人藉此機會對董事局同寅之英明領導及全體員工努力不懈的工作表現，深表謝意。

郭炳湘
主席兼行政總裁

香港，二〇〇六年三月三日

綜合損益賬

截至二〇〇五年十二月三十一日止六個月(以港幣百萬元計)

	說明	(未經審核) 截至十二月三十一日止 六個月 二〇〇五年	二〇〇四年(重列)
營業額	2(a)	14,466	11,278
銷售成本及營運支出		(6,188)	(7,114)
毛利		8,278	4,164
其他收入		305	322
銷售及推銷費用		(632)	(449)
行政費用		(561)	(513)
未計入投資物業之公平價值變動的營業溢利	2(a)	7,390	3,524
投資物業之公平價值增加		7,784	-
已計入投資物業之公平價值變動的營業溢利		15,174	3,524
財務支出		(464)	(88)
財務收入		86	35
淨財務支出	3	(378)	(53)
出售長期投資項目(虧損)/溢利	4	(13)	1,886
所佔聯營公司溢利減虧損		119	206
所佔共同控制公司溢利減虧損		162	182
所佔聯營及共同控制公司投資物業之公平價值增加		1,225	-
	2(b)	1,506	388
税前溢利	5	16,289	5,745
税項	6	(2,699)	(544)
除税後溢利		13,590	5,201
應佔:			
公司股東		13,505	5,060
少數股東權益		85	141
		13,590	5,201
建議派發中期股息		1,681	1,680
(以港幣為單位)			
公司股東應佔每股溢利	7		
基本		$5.62	$2.11
攤薄後		$5.62	$2.11
每股中期股息		$0.70	$0.70

綜合資產負債表

於二〇〇五年十二月三十一日(以港幣百萬元計)

	説明	(未經審核) 二〇〇五年 十二月三十一日	(重列) 二〇〇五年 六月三十日
非流動資產			
投資物業		112,923	100,775
固定資產	8	15,807	15,462
聯營公司		2,298	2,386
共同控制公司		20,911	18,553
長期投資項目	9	2,411	5,971
應收放款	10	1,443	1,578
無形資產	11	614	643
利率掉期	12	69	-
待發展土地		21,240	17,025
		177,716	162,393
流動資產			
存貨		21,530	20,252
業務及其他應收賬項	13	10,946	4,556
短期投資項目	14	1,522	2,428
利率掉期	12	11	-
銀行結存及存款		8,506	6,519
		42,515	33,755
流動負債			
銀行及其他借項		(2,501)	(1,605)
業務及其他應付賬項	15	(10,283)	(9,687)
已收取售樓訂金		(876)	(725)
税項		(3,442)	(3,114)
		(17,102)	(15,131)
流動資產淨值		25,413	18,624
資產總額減流動負債		203,129	181,017
非流動負債			
銀行及其他借項		(31,490)	(21,461)
遞延税項		(13,116)	(11,489)
其他長期負債		(529)	(547)
		(45,135)	(33,497)
資產淨值		157,994	147,520
資本及儲備			
股本	16	1,201	1,201
資本溢價及儲備金		151,672	139,130
建議派發中期股息		1,681	-
建議派發末期股息		-	3,602
公司股東權益		154,554	143,933
少數股東權益		3,440	3,587
權益總額		157,994	147,520

簡明綜合現金流量表

截至二〇〇五年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月	
	二〇〇五年	二〇〇四年
經營業務之現金流入淨額	2,229	5,477
投資活動之現金支出淨額	(5,979)	(3,140)
融資活動之現金流入/(支出)淨額		
提取銀行及其他借項淨額	9,595	1,322
支付股東股息	(3,602)	(2,521)
支付少數股東股息	(71)	(104)
其他	(176)	(183)
	5,746	(1,486)
現金及現金等值項目增加	1,996	851
期初結存之現金及現金等值項目	6,132	6,823
期末結存之現金及現金等值項目	8,128	7,674
期末結存現金及現金等值項目分析		
銀行存款	8,069	7,684
銀行結存及現金	437	408
銀行透支	(49)	(81)
	8,457	8,011
減:抵押銀行存款	(329)	(337)
	8,128	7,674

簡明綜合權益變動表

截至二〇〇五年十二月三十一日止六個月(以港幣百萬元計)

	(未經審核) 截至十二月三十一日止 六個月 二〇〇五年	二〇〇四年(重列)
期初權益總額		
- 如原本列述	150,152	135,239
- 過往作為少數股東權益獨立報告	3,613	2,941
- 會計政策改變(說明1)	(5,320)	(4,993)
- 如重列	148,445	133,187
淨支出權益之確認		
- 折算香港以外公司賬項之滙兑差額	(20)	(1)
- 可供出售投資之公平價值虧損	(125)	-
	(145)	(1)
期內溢利	13,590	5,201
期內已確認收入總額	13,445	5,200
股權支付確認	2	3
行使購股權所得	11	4
出售共同控制公司轉撥之商譽	-	(20)
出售可供出售投資之公平價值收益變現	(78)	-
向少數股東償還資本貢獻	(158)	(86)
已派公司股東末期股息	(3,602)	(2,521)
已派少數股東股息	(71)	(104)
期末權益總額	157,994	135,663
應佔:		
公司股東	154,554	132,780
少數股東權益	3,440	2,883
	157,994	135,663

(以港幣百萬元計)

1. 編製基準

本集團之簡明中期財務報表已按照由香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及適用的香港聯合交易所有限公司的證券上市規則編製而成。本簡明中期財務報表未經審核，但已由審核委員會作出審閱。

除了下述的會計政策轉變外，所使用之會計政策與編製截至二〇〇五年六月三十日止年度之全年財務報表所用者相同。

本集團由二〇〇五年七月一日起，採納最新及經修訂之香港財務報告準則，包括於二〇〇五年一月一日起生效的香港會計準則及相關之詮釋(合稱「新香港財務報告準則」)。現將對賬項構成重大影響的會計政策變動概述如下:

投資物業

採納香港會計準則第40號「投資物業」後，若干物業已重新歸類為投資物業，其公平價值的變動已於損益賬中確認。在過往年度，本集團將此等公平價值的變動於物業估值儲備中呈報。香港註譯常務委員會詮釋第21號「所得稅—收回經重估而無折舊的資產」規定，此等盈餘或虧損的遞延稅項準備，需採用適用利得稅率計算。新的香港會計準則第40號及香港註譯常務委員會詮釋第21號已追溯應用。二〇〇五年七月一日及二〇〇四年七月一日前結算的物業估值儲備累計款額及相關遞延稅項已轉撥至保留溢利導致期初保留溢利分別增加港幣五百二十五億二千二百萬元及港幣四百四十八億八千四百萬元。此外，確認集團累積物業重估盈餘及若干重新歸類為投資物業的相關遞延稅項亦分別會減少集團於二〇〇五年七月一日及二〇〇四年七月一日的期初資產淨值港幣三十五億四千五百萬元及港幣二十六億六千萬元。截至二〇〇五年十二月三十一日止六個月的公司股東應佔溢利及少數股東權益則分別增加港幣七十四億二千六百萬元（二〇〇四年：減少港幣四億四千二百萬元）及港幣六百萬元（二〇〇四年：無）。

酒店物業

根據香港詮釋第2號「酒店物業之適當會計政策」，業主經營的酒店物業以成本值減去累積折舊及減值準備而非以重估值列賬。這項新會計政策已追溯應用。此新會計政策的採納導致集團於二〇〇五年七月一日及二〇〇四年七月一日的期初資產淨值分別減少港幣二十六億三千九百萬元及港幣二十三億五千一百萬元，是為酒店物業重估盈餘回撥及確認集團酒店物業累積折舊的結果。截至二〇〇五年十二月三十一日止六個月本集團的酒店物業營業溢利由港幣一億三千七百萬元減少至港幣一億一千二百萬元（二〇〇四年：由港幣一億三千五百萬元減少至港幣一億一千萬元），為集團酒店物業的期內折舊。

金融工具

採納香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」，導致有關財務資產及負債的歸類與其計量的會計政策有所改變。

1. 編製基準（續）

金融工具（續）

金融資產現分類為「於損益賬按公平價值處理的金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持有至到期日金融資產」。「於損益賬按公平價值處理的金融資產」及「可供出售金融資產」乃按公平價值初始確認分別重新計量於損益賬及權益賬。「貸款及應收款項」及「持有至到期日金融資產」以有效利率法按攤銷成本計量。金融負債基本上分類為「於損益賬按公平價值處理的金融負債」及「其他金融負債」以有效利率法按攤銷成本列報。根據香港會計準則第39號之有關過渡性條文，表示會計政策因而改變及已予應用，若干金融資產於二〇〇五年六月三十日的賬面值及公平價值的差異已予調整至二〇〇五年七月一日的期初保留溢利中。二〇〇五年七月一日期初保留溢利增加港幣九億二千五百萬元。

衍生金融工具

在過往年度，衍生金融工具並非獨立地在財務報表中呈報。

採納香港會計準則第32號及香港會計準則第39號後，衍生工具於訂立衍生工具合約當日按公平價值初始確認，並按其後每個結算日以公平價值重新計量。確認所得盈虧的方法，取決於衍生工具是否界定為對沖工具，如是，則取決於被對沖項目的性質。被界定及符合為公平價值對沖之衍生工具的公平價值變動，連同被對沖資產或負債的公平價值變動計入損益賬內。被界定及符合作為現金流量對沖的衍生工具，其公平價值變動的有效部分於權益中確認。任何不符合對沖會計的衍生工具的公平價值變動，即時於損益賬中確認。根據香港會計準則第39號的有關過渡性條文，表示會計政策因而改變及已予應用，這項會計政策改變對本集團於二〇〇五年七月一日的資產淨值並無重大影響。

股權支付

採納香港財務報告準則第2號「股權支付」後，導致本集團的僱員購股權會計政策有所改變。此前，向公司董事及僱員提供購股權的支出並不會計入損益賬內。隨著採納香港財務報告準則第2號後，購股權的支出以授出日期釐定的公平價值按有關的權益歸屬期於損益賬中攤銷。根據香港財務報告準則第2號的有關過渡性條文，適用於所有於二〇〇二年十一月七日之後授出而於二〇〇五年七月一日尚未歸屬的購股權。這項會計政策改變已追溯應用。二〇〇五年七月一日及二〇〇四年七月一日結算的期初保留溢利分別減少港幣六百萬元及港幣二百萬元。截至二〇〇五年十二月三十一日止六個月的可撥歸公司股東溢利及少數股東權益則分別減少港幣二百萬元（二〇〇四年：港幣二百萬元）及港幣一百萬元（二〇〇四年：港幣一百萬元）。

租賃土地

在過往年度，租賃土地乃以成本值或公平價值減累積折舊及減值虧損（如有）列入固定資產內。採納香港會計準則第17號「租賃」後，集團的租賃土地權益需按經營租賃入賬，以成本入賬並按直線法在租賃期內攤銷。這項新會計政策已追溯應用。這項會計政策改變導致二〇〇五年七月一日及二〇〇四年七月一日的期初保留溢利分別減少港幣一億四千四百萬元及港幣一億二千六百萬元，是為共同控制公司按新會計準則為租賃土地支銷。截至二〇〇五年十二月三十一日止六個月及二〇〇四年十二月三十一日止六個月的可撥歸公司股東溢利各分別減少港幣九百萬元。

1. 編製基準(續)

聯營及共同控制公司

根據香港會計準則第28號「於聯營公司的投資」及第31號「於共同控制公司的權益」，本集團採納最新編製的聯營公司及共同控制公司之全部賬項以權益會計法列入資產負債表內。新編製的聯營公司及共同控制公司賬項與本公司的賬項年結日期相同或不早於本公司結算日期三個月。在過往年度，聯營公司及共同控制公司的賬項年結日期超過本公司的賬項年結日期三個月。這項會計政策改變已追溯應用。二〇〇五年七月一日及二〇〇四年七月一日結算的期初保留溢利分別增加港幣九千八百萬元及港幣一億三千四百萬元。截至二〇〇五年十二月三十一日止六個月及截至二〇〇四年十二月三十一日止六個月的可撥歸公司股東溢利分別減少港幣九百萬元及港幣一千三百萬元。

場地復原支出

根據香港會計準則第16號「物業、機器及設備」，場地復原支出是購買或使用場地後產生的支出應計入資產成本內。此前，只會為確認的支出作撥備。這項會計政策改變已追溯應用。二〇〇五年七月一日結算的期初保留溢利減少港幣二百萬元。截至二〇〇五年十二月三十一日止六個月的可撥歸公司股東溢利及少數股東權益則分別減少港幣一百萬元(二〇〇四年：港幣一百萬元)及港幣一百萬元(二〇〇四年：港幣一百萬元)。

電訊牌照

在過往年度，於正式投入商業運作前，第三代電訊頻譜牌照(「3G牌照」)的費用及專營權費均作為遞延支出及包括在固定資產內。由投入商業運作開始，折舊支出乃按其預計使用年期作出撥備。而之後所產生之費用及專營權費則反映於損益賬內。採納香港會計準則第38號「無形資產」後，集團將3G牌照有效期內之牌照年費及專營權費貼現值予以資本化，並連同在投入商業運作前的財務支出一併列入無形資產賬內。由投入商業運作開始，資本化牌照費及財務支出按3G牌照餘下有效年期內攤銷入賬。而於投入商業運作後的財務支出則按有效利率法計入損益賬內。二〇〇五年七月一日及二〇〇四年七月一日之期初保留溢利因此分別減少港幣六百萬元及增加港幣五百萬元。截至二〇〇五年十二月三十一日止六個月之可撥歸公司股東溢利及少數股東權益因而分別減少港幣一千三百萬元(二〇〇四年：增加港幣二百萬元)及港幣一千一百萬元(二〇〇四年：增加港幣二百萬元)。

重要會計估算及判斷

編製本財務報表時，本集團管理層所使用的判斷、估計及假設對投資物業、資產減值及所得稅所採納之政策有所影響。本集團對未來作出估算及假設是以過往經驗及包括在該等情況下對未來事項相信為合理期望等其他因素作為根據。其估計可能與相關的實際結果不一致。

(以港幣百萬元計)

1. 編製基準(續)

簡明會計政策變動的影響

(i) 於二〇〇五年七月一日及二〇〇四年七月一日之期初權益總額所屬影響

	公司股東權益				少數股東權益	權益總額
	物業重估儲備	股權儲備	保留溢利	總額		
於二〇〇五年七月一日						
香港會計準則第40號及香港註釋常務委員會詮釋第21號	(56,048)	-	52,522	(3,526)	(19)	(3,545)
香港詮釋第2號	(1,703)	-	(936)	(2,639)	-	(2,639)
香港會計準則第39號	-	-	925	925	-	925
香港財報準則第2號	-	6	(6)	-	-	-
香港會計準則第17號	-	-	(144)	(144)	-	(144)
香港會計準則第28號及第31號	-	-	98	98	-	98
香港會計準則第16號	-	-	(2)	(2)	(2)	(4)
香港會計準則第38號	-	-	(6)	(6)	(5)	(11)
權益增加/(減少)總額	(57,751)	6	52,451	(5,294)	(26)	(5,320)
於二〇〇四年七月一日						
香港會計準則第40號及香港註釋常務委員會詮釋第21號	(47,529)	-	44,884	(2,645)	(15)	(2,660)
香港詮釋第2號	(1,463)	-	(888)	(2,351)	-	(2,351)
香港財報準則第2號	-	2	(2)	-	-	-
香港會計準則第17號	-	-	(126)	(126)	-	(126)
香港會計準則第28號及第31號	-	-	134	134	-	134
香港會計準則第38號	-	-	5	5	5	10
權益增加/(減少)總額	(48,992)	2	44,007	(4,983)	(10)	(4,993)

(以港幣百萬元計)

1. 編製基準(續)

簡明會計政策變動的影響(續)

(ii) 截至二〇〇五年及二〇〇四年十二月三十一日止六個月公司股東應佔溢利及少數股東權益所屬影響

	截至二〇〇五年十二月三十一日止六個月			截至二〇〇四年十二月三十一日止六個月		
	公司股東應佔溢利	少數股東權益	總額	公司股東應佔溢利	少數股東權益	總額
香港會計準則第40號及香港註釋常務委員會詮釋第21號	7,426	6	7,432	(442)	-	(442)
香港詮釋第2號	(24)	-	(24)	(24)	-	(24)
香港財報準則第2號	(2)	(1)	(3)	(2)	(1)	(3)
香港會計準則第17號	(9)	-	(9)	(9)	-	(9)
香港會計準則第28號及第31號	(9)	-	(9)	(13)	-	(13)
香港會計準則第16號	(1)	(1)	(2)	(1)	(1)	(2)
香港會計準則第38號	(13)	(11)	(24)	2	2	4
	7,368	(7)	7,361	(489)	-	(489)

2. 分部業績

(a) 本公司及附屬公司

本集團按業務分類的營業額及財務支出前之營業溢利貢獻，分析如下：

	營業額 截至十二月三十一日止六個月		財務支出前之營業溢利 截至十二月三十一日止六個月	
	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年(重列)
物業				
物業銷售	7,283	5,130	4,644	947
租金收入	2,810	2,492	2,026	1,854
	10,093	7,622	6,670	2,801
酒店經營	363	341	112	110
電訊	1,860	1,830	59	240
其他業務	2,150	1,485	559	321
	14,466	11,278	7,400	3,472
其他收入			305	322
未分配的行政費用			(315)	(270)
未計入投資物業之公平價值變動的營業溢利			7,390	3,524
投資物業之公平價值增加			7,784	-
已計入投資物業之公平價值變動的營業溢利			15,174	3,524

2. 分部業績(續)

(a) 本公司及附屬公司(續)

二〇〇四年十二月三十一日期內的物業銷售營業額包括來自出售投資物業港幣十六億二千四百萬元。

其他業務包括來自物業管理、停車場及運輸基建管理、物流業務、建築、金融服務、互聯網基建、輔強服務及百貨公司的收入及利潤。

其他收入主要包括來自債券及其他投資的收益。

集團在香港以外的業務以營業額及營業溢利計少於百分之十。

(b) 聯營公司及共同控制公司

本集團所佔聯營公司及共同控制公司溢利減虧損，按業務分類的分析如下：

	所佔稅前溢利減虧損 截至十二月三十一日止 六個月	
	二〇〇五年	二〇〇四年(重列)
物業		
物業銷售	55	53
租金收入	209	172
	264	225
其他業務	106	236
營業溢利	370	461
財務支出	(89)	(73)
未計入所佔投資物業公平價值增加之稅前溢利	281	388
所佔聯營公司及共同控制公司投資物業之公平價值增加	1,225	-
稅前溢利	1,506	388

(以港幣百萬元計)

2. 分部業績(續)

(c) 本集團及所佔聯營公司及共同控制公司溢利的合併業績，按業務分類的分析如下：

	所佔稅前溢利 截至十二月三十一日止 六個月	
	二〇〇五年	二〇〇四年(重列)
物業		
物業銷售	4,699	1,000
租金收入	2,235	2,026
	6,934	3,026
酒店經營	112	110
電訊	59	240
其他業務	665	557
其他收入	305	322
未分配的行政費用	(315)	(270)
投資物業之公平價值增加		
- 集團	7,784	-
- 聯營公司及共同控制公司	1,225	-
淨財務支出		
- 集團	(378)	(53)
- 聯營公司及共同控制公司	(89)	(73)
出售長期投資項目(虧損)/溢利	(13)	1,886
稅前溢利	16,289	5,745

3. 淨財務支出

	截至十二月三十一日止 六個月	
	二〇〇五年	二〇〇四年(重列)
利息支出		
銀行借款及透支	491	87
須於五年內全數償還之其他借項	120	36
不須於五年內全數償還之其他借項	11	11
	622	134
減：撥作資本性支出之部份	(158)	(46)
	464	88
銀行存款利息收入	(86)	(35)
	378	53

(以港幣百萬元計)

4. 出售長期投資項目(虧損)/溢利

	截至十二月三十一日止六個月	
	二〇〇五年	二〇〇四年
出售共同控制公司權益溢利	-	1,646
出售長期投資項目(虧損)/溢利	(13)	240
	(13)	1,886

5. 稅前溢利

	截至十二月三十一日止六個月	
	二〇〇五年	二〇〇四年(重列)
稅前溢利已扣減/(計入):		
物業銷售成本	2,894	3,772
其他存貨銷售成本	505	501
折舊	534	301
上市及非上市公司股息收入	(62)	(45)
上市及非上市債務證券利息收入	(138)	(145)
有市價證券已變現及未變現之淨持有利益	(75)	(68)

6. 稅項

	截至十二月三十一日止六個月	
	二〇〇五年	二〇〇四年(重列)
本公司及附屬公司		
本期稅項		
香港利得稅	975	469
中國所得稅	3	1
	978	470
遞延稅項		
暫時差異之產生及回撥	89	(3)
投資物業公平價值之變動	1,362	-
	1,451	(3)
	2,429	467
應佔稅項		
聯營公司	23	38
共同控制公司	32	39
所佔聯營公司及共同控制公司投資物業公平價值之變動	215	-
	2,699	544

香港利得稅根據本年預算須課稅溢利按17.5%(二〇〇四年:17.5%)計算。中國所得稅以中國適用稅率計算。

(以港幣百萬元計)

7. 每股溢利

每股基本及攤薄後溢利是以可撥歸公司股東溢利港幣一百三十五億零五百萬元(二○○四年(重列):港幣五十億六千萬元)計算。

每股基本溢利是按期內已發行加權平均股數二十四億一百一十萬五千五百五十八股(二○○四年:二十四億九十三萬八千八百六十二股)計算。攤薄後每股溢利是按期內加權平均股數二十四億一百二十七萬七千八百五十六股(二○○四年:二十四億一百零七萬一千三百八十五股),此乃包括期內已發行股份之加權平均數,及假設所有尚餘購股權在被視作沒有作價下行使時的加權平均股數十七萬二千二百九十八股(二○○四年:十三萬二千五百二十三股)計算。

8. 固定資產

期內增加的固定資產總額為港幣八億八千六百萬元。出售的固定資產,其賬面淨值為港幣八百萬元 。

(以港幣百萬元計)

9. 長期投資項目

	二〇〇五年十二月三十一日	二〇〇五年六月三十日
海外上市公司股本證券	-	102
香港上市公司股本證券	-	760
非上市股本證券	-	404
	-	1,266
持有至到期之債務證券		
持有至到期之海外上市債務證券	32	3,876
持有至到期之香港上市債務證券	-	116
持有至到期之非上市債務證券	-	707
	32	4,699
可供出售債務證券		
可供出售海外上市公司債務證券	141	-
可供出售香港上市公司債務證券	16	-
	157	-
可供出售股本證券		
海外上市公司股本證券	523	-
香港上市公司股本證券	1,222	-
非上市股本證券	470	-
	2,215	-
	2,404	5,965
應收投資公司往來款	7	6
	2,411	5,971
市值		
海外上市	696	4,514
香港上市	1,238	1,238
	1,934	5,752

10. 應收放款

	二〇〇五年十二月三十一日	二〇〇五年六月三十日
應收按揭放款	1,486	1,629
減：已列入流動資產於一年內收取之金額	(43)	(51)
	1,443	1,578

應收按揭放款以物業為抵押，及於資產負債表結算日二十年內依不同年期，每月分期還款 。

11. 無形資產

無形資產為第三代流動電話牌照年費及專營權費之貼現值減去累積攤銷。

12. 利率掉期

本集團已就利率掉期合約將定息債項轉換為浮息債項，並被指定作為公平價值對沖之用途及於結算日以公平價值確認於賬項中。利率掉期之公平價值的增加或減少均與其對沖之項目相配。本集團一貫的政策是不會進行投機性的衍生工具交易。

於二〇〇五年十二月三十一日未到期的利率掉期合約名義款額為港幣二十四億五千萬元。(二〇〇五年六月三十日:港幣十六億五千萬元)。

十二月三十一日利率掉期之公平價值為：

	二〇〇五年十二月三十一日		二〇〇五年六月三十日	
	資產	負債	資產	負債
被指定為公平價值之對沖	80	-	-	-
減:流動部份	(11)	-	-	-
非流動部份	69	-	-	-

根據香港會計準則第39號「金融票據：確認及計量」規定由二〇〇五年七月一日起衍生工具之公平價值均須確認於資產負債表中，因此並未提供比較數字 。

13. 業務及其他應收賬項

買家須按照買賣合約條文而繳交售出物業的作價。出租物業每月租金由租戶預先繳納，而其他貿易應收賬按個別合約繳款條文繳付其賬項 。

包括在業務及其他應收賬項內的應收貿易賬項為港幣九十四億四千八百萬元(二〇〇五年六月三十日：港幣二十八億九千七百萬元)，其賬齡為：少於六十天佔百分之九十六，六十一至九十天佔百分之二，而超過九十天則為百分之二。(二〇〇五年六月三十日：分別為百分之八十九，百分之三及百分之八)。

（以港幣百萬元計）

14. 短期投資項目

	二〇〇五年十二月三十一日	二〇〇五年六月三十日
有市價證券		
股本證券，市值		
香港上市	377	747
海外上市	32	25
	409	772
一年內到期之持有至到期之債務證券，已攤銷成本		
海外上市（市值：港幣十億三千六百萬元（二〇〇五年六月三十日：港幣十五億八千六百萬元））	1,042	1,576
非上市	-	80
	1,042	1,656
一年內到期之可供出售債務證券		
海外上市	63	-
非上市	8	-
	71	-
	1,522	2,428

15. 業務及其他應付賬項

包括在業務及其他應付賬項內的應付貿易賬項為港幣七億一千六百萬元（二〇〇五年六月三十日：港幣六億五千六百萬元），其賬齡為：少於六十天佔百分之六十八，六十一天至九十天佔百分之四，而超過九十天則為百分之二十八 。（二〇〇五年六月三十日：分別為百分之六十五，百分之二及百分之三十三）。

（以港幣百萬元計）

16. 股本

	股數 百萬股	金額
法定：		
每股面值港幣五角之普通股		
期初及期末	2,900	1,450
已發行及繳足：		
每股面值港幣五角之普通股		
期初	2,401	1,201
行使購股權發行之十五萬六千股(二〇〇四年：六萬股)	-	-
期末	2,401	1,201

17. 購股權計劃

(a) 在前購股權計劃下，期內用以認購本公司普通股的購股權變動如下：

授出日期	行使價	行使期限	於二〇〇五年 七月一日	期內行使	期內失效	於二〇〇五年 十二月三十一日
2001年7月16日	港幣70元	2002年7月16日 至 2006年7月15日	1,842,000	(156,000)	-	1,686,000
			1,842,000	(156,000)	-	1,686,000

授出日期	行使價	行使期限	於二〇〇四年 七月一日	期內行使	期內失效	於二〇〇四年 十二月三十一日
2000年2月15日	港幣70元	2001年2月15日 至 2005年2月14日	810,000	-	-	810,000
2001年7月16日	港幣70元	2002年7月16日 至 2006年7月15日	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

(以港幣百萬元計)

17. 購股權計劃(續)

(b) 截至二〇〇五年十二月三十一日止六個月，購股權被行使詳情如下：

行使日期	行使價	於行使日期每股市值	購股權數目	所得金額
2005年8月3日	港幣70元	港幣81.65元	36,000	3
2005年9月12日	港幣70元	港幣82.85元	24,000	1
2005年9月26日	港幣70元	港幣81.60元	60,000	4
2005年12月19日	港幣70元	港幣75.55元	36,000	3
			156,000	11

截至二〇〇四年十二月三十一日止六個月，購股權被行使詳情如下：

行使日期	行使價	於行使日期每股市值	購股權數目	所得金額
2004年11月29日	港幣70元	港幣79.00元	36,000	3
2004年12月24日	港幣70元	港幣77.25元	24,000	1
			60,000	4

18. 關連人士交易

以下是集團與關連人士於期內進行的重大交易撮要，該些交易是在與其他客戶及供應商相似的條件及市場價格下進行的：

	聯營公司 截至十二月三十一日止六個月		共同控制公司 截至十二月三十一日止六個月	
	二〇〇五年	二〇〇四年	二〇〇五年	二〇〇四年
利息收入	-	-	41	27
租金收入	3	3	-	-
租金支出	-	-	7	8
提供服務之其他收益	231	104	112	75
貨物購置及服務	-	-	106	65

(以港幣百萬元計)

19. 或然負債及承擔項目

本集團尚未列入綜合賬內之或然負債及承擔項目如下：

	二〇〇五年十二月三十一日	二〇〇五年六月三十日
(a) 固定資產之資本承擔		
已簽約但未在賬目中備付	5,913	5,038
已批准但未簽約	713	450
(b) 投資項目之資本承擔		
已簽約但未在賬目中備付	8	83
(c) 本集團應佔合營項目之資本承擔：		
已簽約但未在賬目中備付	19	337
已批准但未簽約	18	44

(d) 就銀行及財務機構給予共同控制公司的借款所作的保證承擔港幣三十六億六千萬元(二〇〇五年六月三十日：港幣四十一億九千二百萬元)及其他擔保港幣三億五千三百萬元(二〇〇五年六月三十日：港幣三億一千三百萬元)。

業績檢討

本集團截至二○○五年十二月三十一日止六個月的可撥歸公司股東溢利為港幣一百三十五億零五百萬元，較去年同期港幣五十億六千萬元增加百分之一百六十七。此乃因本集團由二○○五年七月一日起採納新香港財務報告準則後之結果。特別是本集團根據香港會計準則第40號「投資物業」於中期結算日將經專業評估的投資物業公平價值之增加為港幣七十七億八千四百萬元及所佔聯營及共同控制公司的投資物業公平價值之增加為港幣十二億二千五百萬元確認及計入損益賬內。公司股東應佔基本溢利並不包括因採納香港會計準則第40號及香港註釋常務委員會詮釋第21號而對投資物業及相關遞延税項所做成之影響，總數為港幣六十億七千九百萬元，較去年同期港幣五十五億零二百萬元增加港幣五億七千七百萬元或百分之十點五。基本溢利增長主要來自期內強勁的租金收入增長、較高物業銷售及發展邊際利潤，去年同期溢利則包括因出售集團長期投資項目 Asia Container Terminals Holdings Limited 所得的特殊溢利港幣十四億一千四百萬元。

採納新財務報告準則後的影響

本中期財務報表乃根據香港會計師公會頒佈之香港財務報告準則，包括於二○○五年一月一日起生效的香港會計準則及相關之詮釋(合稱「新香港財務報告準則」)所編製而成。在按照新香港財務報告準則編製中期財務報告時，本集團對投資物業已採用公平價值模式列賬。根據此模式，本集團的投資物業已按照專業測計師所釐定的公平價值列賬，而公平價值變動已於損益賬中確認。香港出售投資物業所產生的資本增值毋須課税，香港註釋常務委員會詮釋第21號規定，遞延税項須按利得税率就租賃投資物業的估值盈餘及虧損作出撥備。本集團的核心業務主要為發展及持有投資物業作為長期投資用途。為評估本集團基本業務的表現，管理層認為盈利數據應作出調整，除去投資物業的公平價值變動及相關遞延税項的影響，從而計算出「公司股東應佔基本溢利」和「每股基本溢利」。同樣地，在計算「公司股東應佔基本權益」及「每股基本資產淨值」時，亦應將投資物業之公平價值收益提撥的累積遞延税項，重新計入公司股東權益內。

新香港財務報告準則對本集團呈報的業績及資產淨值構成重大影響。下列報表，將集團採納新香港財務報告準則前後之影響，以對賬形式將公司股東應佔基本溢利、每股溢利、股東權益及每股資產淨值加以説明。此報表應與較詳細記載本集團主要會計政策之中期報告賬項説明(一)一併閱讀。

採納新財務報告準則後的影響(續)

公司股東應佔賬目所示溢利、基本溢利與未採納新香港財務報告準則所報溢利的對賬：

	十二月三十一日止六個月			
	二〇〇五年		二〇〇四年	
	港幣百萬元	每股溢利 港元	港幣百萬元	每股溢利 港元
根據新香港財務報告準則的賬目所示溢利	13,505	5.62	5,060	2.11
香港會計準則第40號的調整				
[1] 投資物業之公平價值收益	(9,009)		-	
[2] 相關遞延税項	1,577		-	
相關少數股東權益	6		-	
	(7,426)			
[3] 出售投資物業之公平價值收益變現	-		536	
[3] 相關遞延税項	-		(94)	
			442	
公司股東應佔基本溢利	6,079	2.53	5,502	2.29
業主自用物業折舊及相關遞延税項	25		25	
已授出僱員購股權	2		2	
租賃土地之攤銷	9		9	
電訊牌照之攤銷	13		(2)	
本公司與聯營及共同控制公司於結算日之賬項銜接	9		13	
	58		47	
公司股東在未採納新香港財務報告準則前應佔溢利	6,137	2.56	5,549	2.31

註：

1. 這項調整扣除截至二〇〇五年十二月三十一日止六個月期內損益賬中投資物業之公平價值變動，而公平價值的變動將會在投資物業出售後才在損益賬中確認。二〇〇四年十二月三十一日結算並無對投資物業組合進行估值，而截至該日期止六個月期間亦無作出相應調整。
2. 這項調整扣除截至二〇〇五年十二月三十一日止六個月期內損益賬中投資物業之公平價值變動的相關遞延税項撥備。
3. 這項調整代表於二〇〇四年十二月三十一日止六個月期內出售投資物業在損益賬內所列述的公平價值變現及其相關的遞延税項。

採納新財務報告準則後的影響(續)

公司股東應佔賬目所示權益、基本權益與未採納新香港財務報告準則所報權益的對賬：

	二〇〇五年十二月三十一日		二〇〇五年六月三十日	
	港幣百萬元	每股資產淨值港元	港幣百萬元	每股資產淨值港元
根據新香港財務報告準則的賬目所示的公司股東應佔權益	154,554	64.37	143,933	59.95
香港會計準則第40號的調整				
香港投資物業之公平價值累計收益的相關遞延稅項	12,590		11,014	
公司股東應佔基本權益	167,144	69.61	154,947	64.53
金融工具之公平價值收益	(701)		-	
若干重新歸類為投資物業之公平價值收益	(6,932)		(7,488)	
業主自用物業累計公平價值收益之回撥	1,703		1,703	
業主自用物業折舊及相關遞延稅項	963		938	
租賃土地之攤銷	153		144	
電訊牌照之攤銷	19		6	
本公司與聯營及共同控制公司於結算日之賬項銜接	(89)		(98)	
	(4,884)		(4,795)	
公司股東在未採納新香港財務報告準則前應佔權益	162,260	67.58	150,152	62.54

財務來源及流動資本

(a) 淨債項及負債比率

本集團財政狀況保持強勁，維持較低的負債比率及較高利息倍數比率。二〇〇五年十二月三十一日的負債比率(按淨債項相對公司股東資金比例來計算)由二〇〇五年六月三十日的百分之十一點五微增至百分之十六點五。本集團在高利息環境下及因期內購買土地儲備而增加之借貸利息支出，導致本期利息倍數比率(按基本營業溢利及撥作資本性支出前的淨利息支出的比例來計算)由去年同期的四十點一倍減低至十三點八倍。

財務來源及流動資本(續)

(a) 淨債項及負債比率(續)

集團於二〇〇五年十二月三十一日的債項總額為港幣三百三十九億九千一百萬元。其中港幣二十一億零九百萬元為集團附屬公司，三號幹線(郊野公園段)有限公司以其資產抵押作擔保的銀行借款。集團其餘借款均無抵押。扣除銀行存款及現金港幣八十五億零六百萬元的淨債項為港幣二百五十四億八千五百萬元。集團總債項的到期組合如下：

	二〇〇五年 十二月三十一日 港幣百萬元	二〇〇五年 六月三十日 港幣百萬元
償還期為：		
一年內	2,501	1,605
一年後及兩年內	2,819	4,045
兩年後及五年內	24,876	17,266
五年後	3,795	150
借款總額	33,991	23,066
銀行存款及現金	8,506	6,519
淨債項	25,485	16,547

(b) 本集團因擁有龐大以港元為主的資產基礎及業務現金流量，故沒有重大的外滙風險。

(c) 本集團借款主要以浮息計算。本集團亦經常密切監察此安排，如適合時，利用利率掉期合約對沖風險。

(d) 於二〇〇五年十二月三十一日，本集團的未到期利率掉期合約(用以掉換為浮息債項)總值港幣二十四億五千萬元。這些衍生金融工具被指定為公平價值對沖及以公平價值於結算日計算。本集團一貫的政策是不會進行投機性的衍生工具交易。

資產抵押

於二〇〇五年十二月三十一日，集團附屬公司數碼通抵押部分銀行存款總額港幣三億二千九百萬元，作為保證銀行為第三代流動電話牌照及其他擔保作出履約保證。此外，集團附屬公司，三號幹線(郊野公園段)有限公司，抵押其資產賬面淨值共港幣五十一億零六百萬元作為銀行借款抵押品。除以上兩項資產抵押外，集團其他資產均無抵押。

或然負債

於二〇〇五年十二月三十一日，集團的或然負債是關於銀行給予共同控制公司的借款所作保證承擔及其他擔保總額港幣四十億一千三百萬元(二〇〇五年六月三十日：港幣四十五億零五百萬元)。

董事及行政總裁之權益

於二〇〇五年十二月三十一日，根據《證券及期貨條例》第XV部所規定，董事及行政總裁等於本公司及其相關法團之股份、股本衍生工具、相關股份及債權證中的權益及淡倉之詳情如下：

1. 本公司股份及相關股份好倉權益：

董事姓名	個人	配偶或18歲以下之子女	公司	其他	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	-	-	-	1,078,622,522[1]	75,000	1,078,697,522	44.92
李兆基	486,340	-	343,000[2]	-	-	829,340	0.03
郭炳江	1,901,281	304,065	-	1,076,672,214[1]	75,000	1,078,952,560	44.93
郭炳聯	-	-	-	1,079,815,895[1]	75,000	1,079,890,895	44.97
王于漸	-	1,000	-	-	-	1,000	0
李家祥	-	-	18,000	-	-	18,000	0
盧超駿	90,000	-	-	-	-	90,000	0
羅景雲	20,000	70,267	-	-	-	90,267	0
陳啟銘	41,186	-	-	-	75,000	116,186	0
陳鉅源	-	66,000	126,500	-	75,000	267,500	0.01
鄺 準	702,722	339,358	-	-	75,000	1,117,080	0.04
黃奕鑑	70,904	-	-	-	75,000	145,904	0
黃植榮	120,999	-	-	-	75,000	195,999	0
胡家驃（胡寶星之替代董事）	-	1,000	-	-	-	1,000	0

附註：

1. 此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,056,638,347股屬相同權益，並因此重覆計算為該三位董事之權益。

2. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000 股權益。Superfun乃香港中華煤氣有限公司（「煤氣」）之全資附屬公司。而恒基兆業發展有限公司（「恒發」）擁有「煤氣」37.62%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司（「恒地」）全資持有之Kingslee S.A.擁有。恒基兆業有限公司（「恒兆」）擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託（「單位信託」）之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 相聯法團之股份及相關股份好倉權益：

a. 新意網集團有限公司：

董事姓名	個人	其他	股本衍生工具（購股權）	總數	佔已發行股份百分比
郭炳湘	-	1,070,000*	120,000	1,190,000	0.05
郭炳江	-	1,070,000*	120,000	1,190,000	0.05
郭炳聯	-	1,742,500*	233,333	1,975,833	0.09
陳啓銘	115,000	-	-	115,000	0
陳鉅源	-	-	120,000	120,000	0
鄺　準	300,000	-	-	300,000	0.01
黃奕鑑	100,000	-	120,000	220,000	0.01
黃植榮	109,000	-	-	109,000	0

附註：

* 此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中，1,070,000股屬相同權益，並因此重覆計算為該三位董事之權益。

b. 數碼通電訊集團有限公司：

董事姓名	其他	佔已發行股份百分比
郭炳聯	2,237,767	0.38

c. 載通國際控股有限公司：

董事姓名	個人	佔已發行股份百分比
郭炳湘	61,522	0.01
郭炳聯	393,350	0.09
鍾士元	18,821	0

d. 郭炳湘先生、郭炳江先生及郭炳聯先生於下列相聯法團之股份中，各自持有以下權益：

相聯法團名稱	個人	透過法團持有	透過法團持有佔已發行股份百分比	法團實則持有	實則持有佔已發行股份百分比
暉卓有限公司	10	-	-	-	10
儲善有限公司	10	-	-	-	10
Splendid Kai Limited	-	2,500*	25	1,500	15
Hung Carom Company Limited	-	25*	25	15	15
Tinyau Company Limited	-	1*	50	1	50
舉捷有限公司	-	8*	80	4	40

附註：

* 該等證券由郭炳湘先生、郭炳江先生及郭炳聯先生擁有可在股東大會上行使三分之一或以上投票權之法團持有，此等權益（按《證券及期貨條例》而言）視作郭炳湘先生、郭炳江先生及郭炳聯先生之權益。於此股權中屬相同權益，並因此重覆計算為該三位董事之權益。

e. 李兆基博士於下列相關法團之股份中，持有以下公司權益：

相關法團名稱	總數	佔已發行股份百分比
毅博有限公司	2[2]	50
Billion Ventures Limited	1[3]	50
中環建築有限公司	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
日威發展有限公司	100[8]	25
新輝 - 裕民聯營建築有限公司	1[9]	50
裕運(香港)有限公司	1[10]	50
Fullwise Finance Limited	2[11]	50
金騏有限公司	1[12]	50
翠玉地產資源有限公司	1[13]	25
Joy Wave Development Limited	1[14]	50
嘉樂威有限公司	2,459[15]	24.59
美福發展有限公司	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
半島豪庭管理服務有限公司	1[18]	50
盛意發展有限公司	1[19]	25
星際發展有限公司	1[20]	33.33
捷寶財務有限公司	1[21]	50
添富利物業有限公司	4,918[22]	49.18
紅磡建築有限公司	1[23]	50
旋高發展有限公司	1[24]	50
旋高工程管理有限公司	1[25]	50
World Space Investment Limited	4,918[26]	49.18

附註：

1. 李兆基博士被視為透過Superfun Enterprises Limited（「Superfun」）擁有343,000 股權益。Superfun乃香港中華煤氣有限公司(「煤氣」)之全資附屬公司。而恒基兆業發展有限公司(恒發」)擁有「煤氣」37.62%權益。而「恒發」中之73.48%實由一間由恒基兆業地產有限公司(「恒地」)全資持有之Kingslee S.A.擁有。恒基兆業有限公司(「恒兆」)擁有「恒地」61.87%權益。Hopkins (Cayman) Limited為一單位信託(「單位信託」)之受託人，「單位信託」實益擁有「恒兆」股本中所有已發行之普通股份。Rimmer (Cayman) Limited(「Rimmer」)及Riddick (Cayman) Limited(「Riddick」)為信託人之數個酌情信託則持有「單位信託」內之信託單位。而李兆基博士實益擁有Rimmer及Riddick所有已發行股份。故根據《證券及期貨條例》而言，李兆基博士被視為擁有上述343,000股權益。

2. 李兆基博士被視為透過裕運(香港)有限公司(「裕運」)擁有2股權益。「裕運」為「恒地」全資持有之Masterland Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

3. 李兆基博士被視為透過 Chico Investment Limited(「Chico」)擁有1股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

4. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

5. 李兆基博士被視為透過 Central Waterfront Property Investment Holdings Limited（「Central Waterfront」）擁有95股權益。Central Waterfront 被Primeland Investment Limited（「Primeland」）持有其50% 權益，而Primeland 則被Starland International Limited(「Starland」) 持有其68.42% 權益，Starland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

6. 李兆基博士被視為透過 Primeland Investment Limited(「Primeland」)擁有50股權益。Starland International Limited (「Starland」)「恒地」之全資附屬公司，持有Primeland 68.42% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

7. 李兆基博士被視為透過 Starland International Limited (「Starland」)擁有1股權益。Starland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

8. 李兆基博士被視為透過兆權發展有限公司(「兆權」)擁有100股權益。「兆權」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

9. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

10. 李兆基博士被視為透過Masterland Limited (「Masterland」) 擁有1股權益。Masterland 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

11. 李兆基博士被視為透過裕運(香港)有限公司(「裕運」)擁有2股權益。Masterland Limited (「Masterland」)為「恒地」之全資附屬公司，持有「裕運」 50% 權益。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

12. 李兆基博士被視為透過Atex Resources Limited(「Atex」)擁有1股權益。「Atex」為「恒地」全資持有之Mightymark Investment Limited全資擁有。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

13. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

14. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

15. 李兆基博士被視為透過 Chico Investment Limited (「Chico」)擁有 2,459股權益。Chico為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

16. 李兆基博士被視為透過 Quickcentre Properties Limited(「Quickcentre」) 擁有3,050股權益。Quickcentre 被恒基(中國)投資有限公司(「恒基(中國)投資」)持有其100% 權益，「恒基(中國)投資」被Andcoe Limited(「Andcoe 」)全資擁有，Andcoe 則為恒基中國集團有限公司(「恒基中國集團」)之全資附屬公司。Brightland Enterprises Limited (「Brightland」)則持有「恒基中國集團」100% 權益，Brightland為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

17. 李兆基博士被視為透過Citiplus Limited(「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

18. 李兆基博士被視為透過偉邦物業管理有限公司(「偉邦」)擁有1股權益。「偉邦」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

19. 李兆基博士被視為透過Citiplus Limited (「Citiplus」)擁有1股權益。Citiplus 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

20. 李兆基博士被視為透過恒基兆業發展有限公司(「恒發」)擁有1股權益。「恒發」由Kingslee S.A. (「Kingslee」)持有73.48% 權益，而Kingslee 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

21. 李兆基博士被視為透過康翠發展有限公司(「康發」)擁有1股權益。「康發」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

22. 李兆基博士被視為透過Billion Ventures Limited (「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited (「Chico」)持有50% 權益，而 Chico 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

23. 李兆基博士被視為透過裕民建築有限公司(「裕民」)擁有1股權益。「裕民」為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

24. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」)擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

25. 李兆基博士被視為透過Dandy Investments Limited (「Dandy」) 擁有1股權益。Dandy 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

26. 李兆基博士被視為透過Billion Ventures Limited (「Billion」)擁有4,918股權益。Billion 由Chico Investment Limited (「Chico」) 持有50% 權益，而 Chico 為「恒地」之全資附屬公司。如附註1所述，李兆基博士被視為擁有「恒地」之權益。

本公司董事及行政總裁於本公司及其相關法團之購股權(亦被視為以實物交收非上市證券衍生工具)已詳列於下文「購股權計劃」部分。

除以上所披露外,於二〇〇五年十二月三十一日,並無董事及行政總裁,根據《證券及期貨條例》第XV部之第7及第8分部,被視為於本公司及其相關法團之股份、股本衍生工具,相關股份及債權證及淡倉中持有權益,而須記錄在根據《證券及期貨條例》第352條或須知會本公司及根據「上市規則」之上市公司董事進行證券交易的標準守則而須知會聯交所。

購股權計劃

1. 本公司之購股權計劃

根據本公司曾於一九九七年十一月二十日採納的購股權計劃(「前購股權計劃」),自採納有關計劃以來,本公司已分別於二〇〇〇年二月十五日及二〇〇一年七月十六日授出購股權二次。第一次授出之購股權已於二〇〇五年二月十四日失效;而第二次授出之購股權則仍可於二〇〇六年七月十五日前行使全數授出之購股權,此後該購股權將期滿失效。

本公司於二〇〇二年十二月五日舉行之股東特別大會上,為遵守「上市規則」第十七章新修訂條文之規定,已動議通過採納新購股權計劃(「新購股權計劃」)、及終止「前購股權計劃」之決議案。本公司不得再根據「前購股權計劃」授出購股權。然而,根據此計劃授出的上述尚未行使購股權,如上一段所述,將須繼續受此股權計劃的條文及「上市規則」第十七章新修訂的條文規管。自採納「新購股權計劃」以來,並未有任何人士獲授予此計劃之購股權。

董事及行政總裁於二〇〇五年十二月三十一日之「前購股權計劃」之購股權數目結餘情況,詳列如下:

			購股權數目				
董事姓名	授出日期	行使價(港元)	於2005年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2005年12月31日之結餘
郭炳湘	16.7.2001	70.00	75,000	-	-	-	75,000
郭炳江	16.7.2001	70.00	75,000	-	-	-	75,000
郭炳聯	16.7.2001	70.00	75,000	-	-	-	75,000
陳啓銘	16.7.2001	70.00	75,000	-	-	-	75,000
陳鉅源	16.7.2001	70.00	75,000	-	-	-	75,000
鄺 準	16.7.2001	70.00	75,000	-	-	-	75,000
黃奕鑑	16.7.2001	70.00	75,000	-	-	-	75,000
黃植榮	16.7.2001	70.00	75,000	-	-	-	75,000

除以上披露之有關董事及行政總裁購股權外,於二〇〇五年十二月三十一日止之六個月內,按《僱傭條例》所指的「連續合約」工作的僱員的「前購股權計劃」之購股權情況,總列如下:

		購股權數目				
授出日期	行使價(港元)	於2005年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2005年12月31日之結餘
16.7.2001	70.00	1,242,000	-	156,000*	-	1,086,000

附註:

* 於緊接行使購股權日期前之加權平均收市價為每股港幣80.41元。

除上述獲授「前購股權計劃」之購股權的人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

2. 附屬公司之購股權計劃

a. 新意網集團有限公司首次公開售股前之購股權計劃

新意網集團有限公司「新意網」曾採納一個購股權計劃(「新意網首次公開售股前之購股權計劃」)，詳情載於新意網於二〇〇〇年三月六日刊發之售股章程附錄5內，自採納該計劃以來，新意網已根據「新意網首次公開售股前之購股權計劃」授出購股權(「新意網首次公開售股前購股權」)四次。

行使價為每股港幣10.38元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二〇〇〇年十二月三十一日起計三年內行使；
(ii) 另外三分一之購股權可於二〇〇一年十二月三十一日起計三年內行使；
(iii) 餘下三分一之購股權可於二〇〇二年十二月三十一日起計三年內行使；及
(iv) 購股權之行使時限已於二〇〇五年十二月三十日營業時間完畢後止。

行使價為每股港幣3.885元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二〇〇一年十一月十五日起計三年內行使；
(ii) 另外三分一之購股權可於二〇〇二年十一月十五日起計三年內行使；
(iii) 餘下三分一之購股權可於二〇〇三年十一月十五日起計三年內行使；及
(iv) 購股權之行使時限將於二〇〇六年十一月十四日營業時間完畢後止。

行使價為每股港幣2.34元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二〇〇二年三月二十日起計三年內行使；
(ii) 另外三分一之購股權可於二〇〇三年三月二十日起計三年內行使；
(iii) 餘下三分一之購股權可於二〇〇四年三月二十日起計三年內行使；及
(iv) 購股權之行使時限將於二〇〇七年三月十九日營業時間完畢後止。

行使價為每股港幣1.43元之購股權可根據下列條款行使：

(i) 三分一之購股權可於二〇〇三年七月八日起計三年內行使；
(ii) 另外三分一之購股權可於二〇〇四年七月八日起計三年內行使；
(iii) 餘下三分一之購股權可於二〇〇五年七月八日起計三年內行使；及
(iv) 購股權之行使時限將於二〇〇八年七月七日營業時間完畢後止。

b. 新意網集團有限公司之新購股權計劃

新意網在二〇〇二年十二月三日舉行之股東週年大會上動議通過採納新購股權計劃(「新意網新購股權計劃」)、及終止「新意網首次公開售股前之購股權計劃」之決議案。此安排並已獲本公司於二〇〇二年十二月五日之股東大會通過有關決議案批准，而正式生效。新意網不得再根據「新意網首次公開售股前之購股權計劃」授出購股權。然而，根據此計劃授出的上述尚未行使購股權，如上一段所述，將須繼續受此股權計劃的條文及香港聯合交易所有限公司之創業板(「創業板」)上市規則第二十三章的條文規管。自採納「新意網新購股權計劃」以來，新意網已授出購股權(「新意網購股權」)二次。

行使價為每股港幣1.59元之購股權可根據下列條款行使：

(i) 於二〇〇四年十一月二十九日起計三年內可行使最多三分一之購股權；

(ii) 於二〇〇五年十一月二十九日起計三年內可行使其餘但最多不超過三分二之購股權；

(iii) 於二〇〇六年十一月二十九日起計三年內可行使其餘或全數購股權；及

(iv) 購股權之行使時限將於二〇〇九年十一月二十八日營業時間完畢後止。

行使價為每股港幣1.41元之購股權，於二〇〇五年十一月十日起計三年內可行使全數購股權，購股權之行使時限將於二〇〇八年十一月九日營業時間完畢後止。

本公司董事及行政總裁於二〇〇五年十二月三十一日之「新意網首次公開售股前之購股權」及「新意網購股權」數目結餘情況，詳列如下：

			購股權數目					
董事姓名	授出日期	行使價(港元)	於2005年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2005年12月31日之結餘	
郭炳湘	28.3.2000	10.38	138,334	-	-	138,334	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
郭炳江	28.3.2000	10.38	138,334	-	-	138,334	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
郭炳聯	28.3.2000	10.38	251,666	-	-	251,666	0	
	7.4.2001	2.34	233,333	-	-	-	233,333	233,333
陳鉅源	28.3.2000	10.38	170,000	-	-	170,000	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
黃奕鑑	28.3.2000	10.38	120,000	-	-	120,000	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000

除以上披露之有關本公司董事及行政總裁購股權外，於二〇〇五年十二月三十一日止六個月內，按《僱傭條例》所指的「連續合約」工作的本公司僱員的「新意網首次公開售股前之購股權」及「新意網購股權」情況，總列如下：

		購股權數目					
授出日期	行使價（港元）	於2005年7月1日之結餘	於期間內授出	於期間內行使	於期間內註銷/失效	於2005年12月31日之結餘	
28.3.2000	10.380	773,333	-	-	773,333	0	
30.11.2000	3.885	591,667	-	-	295,834	295,833	
7.4.2001	2.340	800,000	-	-	20,000	780,000	
8.7.2002	1.430	750,000	-	-	-	750,000	
29.11.2003	1.590	1,850,000	-	-	-	1,850,000	
10.11.2005	1.410	-	1,900,000	-	-	1,900,000	5,575,833

除上述獲授「新意網首次公開售股前之購股權」及「新意網購股權」人士外，本公司並無授出該購股權予其他人士，故無須根據「上市規則」第17.07條作出披露。

c. 「新意網購股權」之價值

根據「上市規則」第17.08條，於二〇〇五年十二月三十一日止半年內授出之「新意網購股權」之價值，詳情如下：

授予購股權者	於2005年11月10日授出之購股權數目	於2005年11月10日之購股權價值	於2005年12月31日之購股權價值
其他僱員	1,900,000	HK$468,842	HK$387,883

新意網股份於該「新意網購股權」授出日之前一日（即二〇〇五年十一月九日）的收市價為港幣1.41元。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二〇〇五年十一月十日授出之「新意網購股權」總值約為港幣468,842元：

1. 無風險利率

   4.416%，為二〇〇五年十一月十日交易的三年期外匯基金票據的大約孳息。

2. 預期波幅

   25.84%，為新意網股份自二〇〇四年十一月十日至二〇〇五年十一月九日的收市價的年波幅率。

3. 預期股息

   (i) 預期股息率：3.19%，為新意網二〇〇五年預期股息率。

   (ii) 預期股息增長率：每年16.6%，為新意網過去三年股息增長率。

4. **該「新意網購股權」的預期有效年期為三年及採用以下之假設計算：**

   (i) 該「新意網購股權」於有效期內的預期波幅與本公司股價於二〇〇四年十一月十日至二〇〇五年十一月九日期內之波幅並沒有實質的分別。

   (ii) 該「新意網購股權」於有效期內的預期股息增長率與新意網股息於過去三年的增長率並沒有實質的分別。

按照柏力克 — 舒爾斯期權價格模式*及採用以下之假設數據計算，於二〇〇五年十一月十日授出之「新意網購股權」於二〇〇五年十二月三十一日總值約為港幣387,833元：

1. 無風險利率

   4.04%，為二〇〇五年十二月三十日交易的三年期外匯基金票據的大約孳息。

2. 預期波幅

   25.56%，為新意網股份自二〇〇五年一月一日至二〇〇五年十二月三十一日的收市價的年波幅率。

3. 預期股息
   (i) 預期股息率：3.31%，為新意網二〇〇五年預期股息率。
   (ii) 預期股息增長率：每年16.6%，為新意網過去三年股息增長率。

4. 該「新意網購股權」的預期有效年期為2.9年及採用以下之假設計算
   (i) 該「新意網購股權」於有效期內的預期波幅與新意網股價於二〇〇五年一月一日至二〇〇五年十二月三十一日期內之波幅並沒有實質的分別。
   (ii) 該「新意網購股權」於有效期內的預期股息增長率與新意網股息於過去三年的增長率並沒有實質的分別。

所有在到期前沒收的「新意網購股權」均當作失效購股權處理，即是將有關購股權的數目不會重新納入「新意網購股權」計劃可予發行的股份數目內。

附註:

* 柏力克 — 舒爾斯期權價格模式(「該模式」)的設計旨在評估並無授出限制且可以自由轉讓之公開買賣期權的合約價值，「該模式」只為眾多期權定價模式中較為普遍的一種，認購期權的價值亦須視乎若干主觀假定之數據而計算出不同之估值。任何主觀假設之數據倘出現變動，將會對合理價值之估計造成重大的影響。

d. 互聯優勢有限公司之購股權計劃

本公司另批准其附屬公司互聯優勢有限公司(「互聯優勢」)之購股權計劃(「互聯優勢購股權計劃」)。此公司之董事會可向其全職僱員及執行董事授出可認購其股份之購股權，股份數目不得超逾其不時已發行股本之百分之十。「互聯優勢」之購股權可於不少於三年的期間內，隨時遵照「互聯優勢購股權計劃」的條款行使，有關時限須由授出購股權當日起至「互聯優勢」董事會釐定的日期或二〇一〇年二月二十八日(以較早者為準)止。自採納該計劃以來，因所述之購股權並無授予任何人士，根據「上市規則」，無須作出任何披露。

主要股東之權益

於二〇〇五年十二月三十一日，根據《證券及期貨條例》第XV部所規定，除以上披露之董事及行政總裁外，以下人士持有本公司股份好倉權益：

名稱	受託人權益	公司權益	實益擁有人	其他權益	總數	佔已發行股份百份比
HSBC International Trustee Limited	1,084,154,733	900,577	-	-	1,085,055,310*	44.19
Cerberus Group Limited	-	1,056,338,347	-	-	1,056,338,347*	43.99
Vantage Captain Limited	-	75,830,929	980,507,418	-	1,056,338,347*	43.99
The Capital Group Companies, Inc.	-	-	-	168,671,686	168,671,686	7.02

附註：

* Vantage Captain Limited 持有權益之股份屬 Cerberus Group Limited 擁有權益之股份，而 Cerberus Group Limited 擁有之股份屬HSBC International Trustee Limited擁有權益股份之組成部份。上述HSBC International Trustee Limited 持有本公司的權益，其中1,056,638,347股為前文「董事及行政總裁之權益」內第一點附註所提及之股份數目。

其他人士權益

於期內，除以上所披露董事、行政總裁及主要股東於本公司及其相關法團之股份及股本衍生工具中之權益外，並無其他人士之權益記錄在根據《證券及期貨條例》第336條須予備存的登記冊內。

購買、出售或贖回本公司上市證券

於期內，本公司或其任何附屬公司概無購買或贖回本公司之股本證券。

中期股息

董事局宣佈本公司將於二〇〇六年三月二十七日分派每股現金中期股息港幣七角(二〇〇四年：每股港幣七角)給予在二〇〇六年三月二十四日已登記在股東名冊上的股東。

本公司將於二〇〇六年三月二十日至三月二十四日止首尾兩天在內，暫停辦理股票過戶手續，已購買本公司股票人士，為確保收取股息，請將購入的股票連同過戶文件，於二〇〇六年三月十七日下午四時前送達香港皇后大道東一八三號合和中心十七樓香港中央證券登記有限公司辦理登記。

聯屬公司之財務資助及融資擔保

有關本集團曾向聯營公司及共同控制公司(統稱「聯屬公司」,定義詳見上市規則第十三章)提供財務資助及為其所獲融資提供擔保之總額超逾上市規則規定為8%之有關百分比率,須根據上市規則第13.22條所規定作出持續披露,截至二〇〇五年十二月三十一日止,聯屬公司備考合併資產負債表及集團應佔聯屬公司權益如下:

	備考合併資產負債表 港幣百萬元	本集團應佔權益 港幣百萬元
非流動資產	58,242	25,279
流動資產	10,054	4,437
流動負債	(4,731)	(1,964)
非流動負債	(59,814)	(26,262)
	3,751	1,490

董事買賣證券守則

於有關會計期間內,本公司已採納上市規則附錄十所列載有關董事進行證券交易的標準守則,並確定所有董事已遵守其標準。

審核委員會

審核委員會已審閱本集團採納的會計原則及準則,並與管理層討論有關審核、內部監控及財務報告事宜,包括審閱本公司截至二〇〇五年十二月三十一日止六個月的未經審核中期財務業績。

企業管治

截至二〇〇五年十二月三十一日止六個月內,本公司已遵守載列於上市規則附錄十四之企業管治常規守則的條文(「守則條文」),除下述之情況外:

守則條文A.2.1條規定主席與行政總裁之角色應有區分, 並不應由一人同時兼任。因應現有之企業架構,主席及行政總裁之角色並無區分。儘管主席及行政總裁之角色均由一位人士所擔任,惟權力並非集中於一人,其責任亦同時由兩位副主席所分擔。所有重大決定均經由董事局、適當之董事局委員會及高級管理層商議後才作出,另董事局包含四位獨立非執行董事,為集團帶來獨立及不同之觀點。因此,董事局認為已具備足夠的權力平衡及保障。

承董事局命
黎浩佳
公司秘書

香港,二〇〇六年三月三日

集團將繼續透過提供多元化單位組合，揉合獨特風格及創新設計，以迎合消費者最新口味，致力提升項目邊際利潤。於未來九個月內推出預售的主要住宅包括山頂倚巒、西九龍曼克頓山及馬灣珀麗灣第五期。集團強大的品牌將有助提升新樓盤的市場定位及銷售成績。

在投資物業方面，中環國際金融中心商場及東九龍APM商場非常成功，進一步強化集團在商場租務的領導地位。九龍站環球貿易廣場是目前最重要的興建中項目，於二〇一〇年落成後將是全港最高及世界第三高建築物。隨著此等物業相繼落成，集團將成為全港擁有最大優質商廈網絡的業主之一。

至於在內地的投資，集團將於適當時機繼續在主要城市的優越地點選擇投資項目，現正發展多個地標物業，以強化品牌，包括浦東陸家嘴金融中心的綜合商業項目上海國際金融中心及位於浦東陸家嘴濰坊的世界級豪宅濱江凱旋門。

九龍站環球貿易廣場
International Commerce Centre, Kowloon Station



東九龍APM商場
APM, Kowloon East

The Group will carry on enhancing development margins by offering a diverse mix of flats with stylish, innovative designs to meet the latest consumer preferences. Severn 8 on The Peak, Manhattan Hill in West Kowloon and Park Island Phase 5 on Ma Wan are the major residential projects planned for pre-sale in the next nine months. Strong brand recognition enhances the positioning and marketability of the Group's new developments.

The success of IFC mall in Central and APM in Kowloon East reinforces the Group's leading position in the retail leasing market. International Commerce Centre at Kowloon Station is the Group's most important project now under way. It will be the tallest building in Hong Kong and third tallest in the world upon completion in 2010, and will make the Group one of the largest grade-A office landlords in Hong Kong.

On the mainland, the Group will continue investing selectively in major cities and building its brand. Landmark projects in the works include the Shanghai IFC commercial complex in Pudong's Lujiazui financial centre and a world class luxury residential development at Wei Fong in Pudong.



西九龍曼克頓山
Manhattan Hill, West Kowloon



山頂倚巒
Severn 8, The Peak



浦東上海國際金融中心
Shanghai IFC, Pudong



馬灣珀麗灣第五期
Park Island Phase 5, Ma Wan

Board of Directors and Committees

BOARD OF DIRECTORS

Executive Directors

Kwok Ping-sheung, Walter, *Chairman & Chief Executive*
Kwok Ping-kwong, Thomas, *Vice Chairman & Managing Director*
Kwok Ping-luen, Raymond, *Vice Chairman & Managing Director*
Chan Kai-ming
Chan Kui-yuen, Thomas
Kwong Chun
Wong Yick-kam, Michael
Wong Chik-wing, Mike

Non-Executive Directors

Lee Shau-kee, *Vice Chairman*
Woo Po-shing
Li Ka-cheung, Eric
Kwan Cheuk-yin, William
Lo Chiu-chun, Clement
Law King-wan
Woo Ka-biu, Jackson
(Alternate Director to Woo Po-shing)

Independent Non-Executive Directors

Chung Sze-yuen
Fung Kwok-king, Victor
Dicky Peter Yip
Wong Yue-chim, Richard

COMMITTEES

Audit Committee

Chung Sze-yuen*
Dicky Peter Yip
Li Ka-cheung, Eric

Remuneration Committee

Chung Sze-yuen*
Lo Chiu-chun, Clement
Wong Yue-chim, Richard

Nomination Committee

Wong Yue-chim, Richard*
Kwan Cheuk-yin, William
Dicky Peter Yip

** Committee Chairman*

Financial Highlights and Corporate Information

FINANCIAL HIGHLIGHTS

For the six months ended 31 December	2005	2004	Change (%)
Financial Highlights (HK$ million)			
Turnover	**14,466**	11,278	+28.3
Gross rental income[1]	**3,126**	2,781	+12.4
Net rental income[1]	**2,235**	2,026	+10.3
Profit attributable to company's shareholders	**13,505**	5,060	+166.9
Underlying profit attributable to company's shareholders[2]	**6,079**	5,502	+10.5
Financial Information per share (HK$)			
Earnings	**5.62**	2.11	+166.4
Underlying earnings[2]	**2.53**	2.29	+10.5
Interim dividend	**0.70**	0.70	Flat

Notes: 1. Including contributions from jointly-controlled entities and associates.
2. Excluding revaluation surplus of investment properties net of deferred tax.

CORPORATE INFORMATION

Company Secretary
Lai Ho-kai, Ernest

Registered Office
45th Floor, Sun Hung Kai Centre
30 Harbour Road
Hong Kong
Telephone : (852) 2827 8111
Facsimile : (852) 2827 2862
Website : www.shkp.com
E-mail : shkp@shkp.com

Auditors
Deloitte Touche Tohmatsu

Registrars
Computershare Hong Kong
Investor Services Limited
Rooms 1712-6, Hopewell Centre
183 Queen's Road East, Hong Kong

Principal Bankers
Bank of China (Hong Kong) Limited
The HongKong & Shanghai Banking Corporation Limited
The Bank of Tokyo – Mitsubishi UFJ, Ltd
Hang Seng Bank Limited
Sumitomo Mitsui Banking Corporation
Mizuho Corporate Bank, Ltd
Industrial and Commercial Bank of China
Bank of Communications
BNP Paribas
Standard Chartered Bank (HK) Ltd

Solicitors
Woo, Kwan, Lee & Lo
Johnson, Stokes & Master
Winston Chu & Company

I am pleased to present my report to the shareholders.

RESULTS

The Group's unaudited profit after tax and minority interests for the six months ended 31 December 2005 was HK$13,505 million, including a revaluation surplus on completed investment properties net of deferred tax of HK$7,426 million. Earnings per share were HK$5.62, an increase of 167 per cent over last year.

If the revaluation surplus net of deferred tax were to be excluded, underlying net profit for the period would be HK$6,079 million, representing an increase of ten per cent over the corresponding period last year. Underlying earnings per share would be HK$2.53, an increase of ten per cent over last year.

DIVIDEND

The directors have declared an interim dividend of HK$0.70 per share, the same as that for the corresponding period last year. This reflects the Group's intention to preserve its financial strength, given the increased net debt position and reinvestment opportunities, particularly in mainland China. It will be payable on 27 March 2006 to shareholders whose names appear on the Register of Members of the Company on 24 March 2006.

BUSINESS REVIEW

Property Sales

The attributable value of properties sold and pre-sold in Hong Kong during the period was HK$1,748 million, compared to HK$4,457 million for the corresponding period in the previous year. Phase 1 of Harbour Green at Olympic Station was the only new project the Group put on sale during the six months ended 31 December 2005.

The turnover from property sales as recorded in the accounts was HK$7,283 million for the period, compared to HK$5,130 million last year. The Group completed the three projects described below in the period under review. About 90 per cent of The Arch has been sold and Severn 8 on The Peak will be put on the market shortly.

Project	Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
The Arch	1 Austin Road West Kowloon	Residential	Joint venture	1,076,000
Severn 8	8 Severn Road The Peak	Residential	100	59,000
Novotel Citygate	51 Man Tung Road Tung Chung	Hotel	20	47,500
TOTAL				**1,182,500**

Land Bank

The Group remained active in replenishing its land bank in Hong Kong through various means during the period under review, acquiring about 1.1 million square feet of gross floor area as described below. The residential development on Ming Yuen Western Street in North Point is being retained as a rental property.

Location	Usage	Group's Interest (%)	Attributable Gross Floor Area (square feet)
New Kowloon Inland Lot 6350 Ngau Chi Wan	Residential	100	775,000
38 Ming Yuen Western Street North Point	Residential	100	94,000
Kwai Chung Town Lot 215 (additional GFA)	Hotel	100	191,000
TOTAL			**1,060,000**

The Group currently has a land bank of 41.9 million square feet in terms of gross floor area in Hong Kong, made up of 22.3 million square feet of completed investment properties and 19.6 million square feet of properties under development. It also owns over 21 million square feet of agricultural land in terms of site area, the majority of which is along major existing and planned railways in the New Territories and is being converted mainly to residential use.

The Group acquired a prime site with a gross floor area of 1.35 million square feet on Orchard Road in Singapore through a 50-50 joint venture. The plot will be developed into a large, high-end retail and luxury residential complex destined to become an icon in the city-state's famed shopping district.

Property Development

The residential property market showed resilience during the period under review, with only mild price corrections. Transactions in the secondary market moderated but remained at healthy levels, and showed signs of a rebound over the past two months. The number of new projects put on sale during the past few months was low, due partly to seasonal factors and supply constraints. Primary market prices stayed relatively firm.

Brand building remained a focus for the Group. It offers an optimal range of products, efficient layouts, modern designs and superior finishes, and sets new standards of luxury in clubhouse facilities and superior customer service in new projects. Strong brand recognition enhances the positioning and marketability of the Group's new developments.

Project completions in the first half of the current financial year and those planned in the second half are as follows:

	Residential	Hotel	Total
		Attributable gross floor area (square feet)	
First Half Year			
For Sale	1.2	-	1.2
For Investment	-	*	*
Subtotal	1.2	*	1.2
Second Half Year			
For Sale	1.3	-	1.3
For Investment	-	-	-
Subtotal	1.3	-	1.3
TOTAL	**2.5**	*	**2.5**

** less than 100,000 square feet*

Property Investment

The Group's gross rental income for the period under review, including its share from joint-venture rental properties, increased by 12 per cent to HK$3,126 million. Net rental income for the period was up ten per cent to HK$2,235 million. The increase in rental income was primarily driven by higher contributions from IFC mall, as well as from the APM mall and Four Seasons Place that opened for business in March and September of 2005 respectively. Occupancy of the Group's rental portfolio remained high at about 96 per cent.

The retail sector continued to perform well. The Group's shopping centres attracted more visitors and retail tenants benefited from higher sales turnover. The success of APM and IFC malls, which are both fully let, has reinforced the Group's commitment to enhancing branding and maintaining its leading position in the retail leasing market.

The Group will maintain its efforts to keep its shopping malls attractive, with renovations and refinements to tenant mixes. Renovations in New Town Plaza and Tai Po Mega Mall will be finished in late 2006, and higher rents are expected. Regular promotional campaigns in the Group's malls will continue to draw shoppers and boost tenants' business.

Rents in prime office buildings have risen due to high demand from existing and new tenants, particularly in prime areas. The Group will complete more than six million square feet of new investment properties over the next four years, which will make it one of the largest high-quality office landlords in Hong Kong and give an added boost to rental income.

The most important project under construction is International Commerce Centre (ICC) sited prominently on the West Kowloon waterfront. ICC will rise to 118 storeys and provide 2.5 million square feet of office space. It will be the tallest building in Hong Kong and third tallest in the world when complete in 2010. The first phase of ICC will contain 450,000 square feet of office space scheduled for completion in late 2007. The prime location is at the heart of a future cultural and business hub; convenient to the airport and just one stop from Central. The proposed Guangzhou-Shenzhen-Hong Kong Express Rail Line terminating at West Kowloon Station will add to ICC's attraction for international and mainland companies looking to set up headquarters in Hong Kong. Soft marketing began recently and interest has been encouraging.

Construction of Millennium City Phase 6 is progressing well and should be finished in mid 2007. The development will comprise about 400,000 square feet of office space equipped with state-of-the-art facilities. The Group intends to hold the project as a long-term investment.

More business activity in Hong Kong has boosted the demand for high-end rental accommodation. The Group's market-leading Signature Homes residential leasing arm has established a solid reputation. The serviced suites in Four Seasons Place at IFC offer an unparalleled standard of luxury living and premium service, and have recorded satisfactory occupancy since leasing began in September 2005.

Hotels

The number of visitor arrivals kept rising in 2005, mainly as a result of more tourists from overseas and business travellers. The opening of Hong Kong Disneyland and successful hosting of the WTO Ministerial Conference last year further reinforced Hong Kong's position as a regional focus for tourists and business travellers.

First-class facilities and service have made the Four Seasons Hotel at IFC the preferred new choice of accommodation for discerning travellers since it opened in September 2005, and occupancy has been satisfactory. The hotel's gourmet food and beverage outlets are also popular with connoisseurs of fine cuisine. The Group's Royal Garden, Royal Park and Royal Plaza hotels recorded average occupancies of about 90 per cent, and room rates showed double-digit growth over last year.

Hong Kong's increasing popularity as a tourist destination and an expanding mainland economy mean that the numbers of both leisure and business travellers to the territory should keep rising in the years ahead. The Group's existing hotels and two world-class hotels being built as part of its Kowloon Station development should be in a good position to benefit from the bright prospects for Hong Kong's hospitality industry.

Mainland Business

The Group currently owns an attributable 11.6 million square feet of gross floor area on the mainland, comprising 2.6 million square feet of completed investment properties and nine million square feet of properties under development.

Mainland investments are performing well for the Group. Renovations to Sun Dong An Plaza in Beijing are under way and scheduled for completion by early 2008. The renovations are part of a major initiative to reposition the mall as a trendy shopping and entertainment attraction for high-spending young professionals. Occupancy of Shanghai Central Plaza remained over 96 per cent, and both office and retail rents rose compared to the previous year.

A joint venture the Group entered into during the period under review will develop a project in Hangzhou comprising 5.9 million square feet of gross floor area containing retail, luxury residential, serviced apartment, hotel and office space. The Group has a 40 per cent interest in the project.

The Group also fully owns two more projects under way in Shanghai. One is Shanghai IFC, a commercial complex of about four million square feet in Pudong's Lujiazui financial centre overlooking the Huangpu River, on which construction will start soon. The offices will be built to the same standard as IFC in Hong Kong, with panoramic views and comprehensive communications and IT infrastructure. A high-end shopping mall will house international brand-name retailers plus a hotel and serviced apartments run by world-renowned hospitality operators. The other project in Wei Fong on the Pudong waterfront overlooking the Bund will be a world-class luxury residential development with 1.7 million square feet of gross floor area. Planning is at an advanced stage and construction is expected to start in the second half of 2006.

Telecommunications and Information Technology

SmarTone

SmarTone recorded higher service revenue during the period under review, but net profit came under pressure from higher 3G-related costs and increased handset subsidies in response to stiff competition. The company will meet the challenging market environment by maintaining its focus on customers and service quality. It will also continue to innovate and invest for future growth. The Group is confident in SmarTone's prospects, given its sound management and business strategy, and will continue to hold the company as a long-term investment.

SUNeVision

SUNeVision saw continued profit growth for the period under review. iAdvantage is the leading carrier-neutral data centre operator in Hong Kong. It kept building its customer base by winning new clients including major multinational and local businesses. SUNeVision's financial position remained strong, with approximately HK$1,500 million in cash and interest-bearing securities on hand. The Group is confident in the company's financial and earnings strength, given improving prospects for its core operations.

Transportation and Infrastructure

Transport International

The Kowloon Motor Bus Holdings Limited changed its name to Transport International Holdings Limited (TIH) in November 2005. The company's business environment remained challenging, due mainly to loss of passengers to new rail lines and increases in fuel costs and tunnel tolls. TIH will continue to increase operating efficiency without compromising service quality. The company's franchise has been renewed until 2017, under a new fare-adjustment mechanism. TIH saw profit growth from its mainland transport businesses, and pre-sales of its Manhattan Hill residential development in West Kowloon should further strengthen its financial position. The company will continue to look for investment opportunities in the mainland transport sector, in view of the positive long-term outlook for China's economy. The media-sales business of TIH's subsidiary, RoadShow Holdings Limited, achieved satisfactory results.

Infrastructure

The Wilson Group performed well during the year, while both the River Trade Terminal and Airport Freight Forwarding Centre had satisfactory operations. Traffic on the Route 3 (Country Park Section) increased moderately during the period under review. The Group's infrastructure projects are all in Hong Kong and are expected to produce steady cash flows over time. The Group intends to hold these projects as long-term investments, given their healthy cash flows and potential returns.

Corporate Finance

The Group will maintain its conservative financial policies, with high liquidity and low financial leverage. Its net debt to shareholders' funds ratio as at 31 December 2005 was 16.5 per cent. The vast majority of the Group's borrowings are denominated in Hong Kong dollars, so exposure to foreign currency risk is negligible. Almost all the Group's credit facilities are unsecured, and it has substantial committed undrawn facilities on standby for business expansion.

The Group issued four ten-year bonds, raising HK$1,800 million under its Euro Medium-Term Note programme in November 2005 and January 2006, in line with its practice of lengthening its debt maturity profile. The bonds were issued at competitive terms and later swapped to a floating interest rate. The Group will continue to source long-term financing to match its investment needs and broaden its funding base.

Corporate Governance

Maintaining high standards of corporate governance has always been one of the Group's top priorities. This is achieved through an effective board of directors, timely disclosure of information and a pro-active investor relations programme. The Group appointed two additional non-executive directors, one of whom is independent, and established Remuneration and Nomination committees during 2005, and it will continue its efforts to stay at the forefront of best corporate governance practices.

The Group's dedication to management excellence and good corporate governance is widely recognized by the investment community. The various accolades received in 2005 included the Group being named the number one property developer in both Asia and Hong Kong and number one among the best companies in Hong Kong by Euromoney magazine.

Customer Service

Good customer service has long been one of the key factors in the Group's success. On the front line of service are the Group's property-management subsidiaries, Hong Yip and Kai Shing, which have won numerous awards for their first-class customer care.

The SHKP Club was established to facilitate two-way communication, and this year it celebrates its tenth anniversary and membership approaching 230,000. The Club offers its members a variety of activities and is planning a new series of events to promote the ideal of loving homes.

Corporate Citizenship

Serving the community is another of the Group's priorities, as Hong Kong has always been its home. The Group sponsors a wide range of charitable, educational and cultural initiatives, including the SHKP Book Club that was formed to promote reading in Hong Kong. The in-house Volunteer Team of staff members is always ready to serve the community.

The Group places great emphasis on enabling its staff, its most valuable asset, to develop their careers and fulfill their potential. The Group also cares about the environment. It follows green practices in its own operations and encourages residents and tenants to do the same, to make Hong Kong a better place to live.

PROSPECTS

The global economy is expected to grow steadily this year, notwithstanding higher oil prices and interest rates. Mainland economic growth should remain buoyant. Improved consumer confidence, a steady rise in incomes, topping out of interest rates and abundant liquidity should ensure that Hong Kong's economy remains vibrant in 2006.

The residential market in Hong Kong is likely to do well this year, in light of solid economic fundamentals and favourable demand and supply conditions. Overall prices are still highly affordable in historical terms. Further pay increases, mild inflation and stabilizing mortgage interest rates should boost homebuyers' confidence. Positive demographic trends like the rising number of marriages, births and new households also stimulate a healthy demand for private housing, while the supply of new units is expected to decline for the next few years.

Rents for both renewals and new leases in the Group's investment portfolio are expected to rise. Retail sales growth will underpin retail rents, while expansion by local businesses and an influx of overseas and mainland companies will increase demand for office space. Office rents will also be bolstered by a tight supply of quality new office space for the next two years. The Group will replace some of its existing rental properties by developing new landmark projects including ICC. It intends to increase shareholder returns by managing its assets more efficiently and is also reviewing the feasibility of launching a real estate investment trust.

The Group will maintain its focus on the property business in Hong Kong and build upon its advantages, including a sizable development land bank and strong brand name. Residential completions are expected to rise modestly in the next three years, and the Group will replenish its land bank for future development needs. It will continue efforts to enhance development margins by offering a diverse mix of flats with stylish, innovative designs to meet the latest consumer preferences. The Group has been working to project its recognized brand name in residential property onto its office, retail and residential leasing portfolios.

The Group is confident about growth on the mainland and has been developing landmark projects to strengthen its brand name. It will continue investing selectively in prime locations in major mainland cities when appropriate opportunities arise.

New residential developments will be offered for sale according to schedule to take advantage of market conditions. Major projects planned for pre-sale in the next nine months include Severn 8 on The Peak, Manhattan Hill in West Kowloon and Park Island Phase 5 in Ma Wan.

Given the positive outlook for Hong Kong's economy and property market, the Group's results for the current financial year should be satisfactory barring unforeseen circumstances.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow directors for their guidance, and to thank all our staff for their dedication and hard work.

Kwok Ping-sheung, Walter
Chairman & Chief Executive

Hong Kong, 3 March 2006

Consolidated Profit and Loss Account

For the six months ended 31 December 2005 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) Six months ended 31 December 2005	2004 (Restated)
Turnover	2(a)	14,466	11,278
Cost of sales and operating expenses		(6,188)	(7,114)
Gross profit		8,278	4,164
Other revenue		305	322
Selling and marketing expenses		(632)	(449)
Administrative expenses		(561)	(513)
Profit from operations before change in fair value of investment properties	2(a)	7,390	3,524
Increase in fair value of investment properties		7,784	-
Profit from operations after change in fair value of investment properties		15,174	3,524
Finance costs		(464)	(88)
Finance income		86	35
Net finance costs	3	(378)	(53)
(Loss)/profit on disposal of long-term investments	4	(13)	1,886
Share of profits less losses of associates		119	206
Share of profits less losses of jointly controlled entities		162	182
Share of increase in fair value of investment properties held by associates and jointly controlled entities		1,225	-
	2(b)	1,506	388
Profit before taxation	5	16,289	5,745
Taxation	6	(2,699)	(544)
Profit for the period		13,590	5,201
Attributable to:			
Company's shareholders		13,505	5,060
Minority interests		85	141
		13,590	5,201
Proposed interim dividend		1,681	1,680
(Expressed in Hong Kong dollars)			
Earnings per share for profit attributable to Company's Shareholders	7		
Basic		$5.62	$2.11
Diluted		$5.62	$2.11
Dividend per share		$0.70	$0.70

Consolidated Balance Sheet

As at 31 December 2005 (Expressed in millions of Hong Kong dollars)

	Note	(Unaudited) 31 December 2005	(Restated) 30 June 2005
Non-current assets			
Investment properties		112,923	100,775
Fixed assets	8	15,807	15,462
Associates		2,298	2,386
Jointly controlled entities		20,911	18,553
Long-term investments	9	2,411	5,971
Loan receivables	10	1,443	1,578
Intangible asset	11	614	643
Interest rate swaps	12	69	-
Land pending development for sale		21,240	17,025
		177,716	162,393
Current assets			
Stocks		21,530	20,252
Trade and other receivables	13	10,946	4,556
Short-term investments	14	1,522	2,428
Interest rate swaps	12	11	-
Bank balances and deposits		8,506	6,519
		42,515	33,755
Current liabilities			
Bank and other borrowings		(2,501)	(1,605)
Trade and other payables	15	(10,283)	(9,687)
Deposits received on sale of properties		(876)	(725)
Taxation		(3,442)	(3,114)
		(17,102)	(15,131)
Net current assets		25,413	18,624
Total assets less current liabilities		203,129	181,017
Non-current liabilities			
Bank and other borrowings		(31,490)	(21,461)
Deferred taxation		(13,116)	(11,489)
Other long-term liabilities		(529)	(547)
		(45,135)	(33,497)
Net assets		157,994	147,520
Capital and reserves			
Share capital	16	1,201	1,201
Share premium and reserves		151,672	139,130
Proposed interim dividend		1,681	-
Proposed final dividend		-	3,602
Company's shareholders' funds		154,554	143,933
Minority interests		3,440	3,587
Total equity		157,994	147,520

Condensed Consolidated Cash Flow Statement

For the six months ended 31 December 2005 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2005	2004
Net cash from operating activities	2,229	5,477
Net cash used in investing activities	(5,979)	(3,140)
Net cash from / (used in) financing activities		
- net drawdown of bank and other borrowings	9,595	1,322
- dividends paid to shareholders	(3,602)	(2,521)
- dividends paid to minority shareholders	(71)	(104)
- others	(176)	(183)
	5,746	(1,486)
Increase in cash and cash equivalents	1,996	851
Cash and cash equivalents at beginning of period	6,132	6,823
Cash and cash equivalents at end of period	8,128	7,674
Analysis of the balances of cash and cash equivalents at end of period		
Bank deposits	8,069	7,684
Bank balances and cash	437	408
Bank overdrafts	(49)	(81)
	8,457	8,011
Less: pledged bank deposits	(329)	(337)
	8,128	7,674

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2005 (Expressed in millions of Hong Kong dollars)

	(Unaudited) Six months ended 31 December	
	2005	2004 (Restated)
Total equity at beginning of period		
- as originally stated	150,152	135,239
- as previously separately reported as minority interests	3,613	2,941
- changes in accounting policies (Note 1)	(5,320)	(4,993)
- as restated	148,445	133,187
Net expenses recognized directly in equity		
- exchange differences on translation of financial statements of foreign entities	(20)	(1)
- fair value losses on available-for-sale investments	(125)	-
	(145)	(1)
Profit for the period	13,590	5,201
Total recognized income for the period	13,445	5,200
Recognition of share-based payment	2	3
Proceeds from exercise of share options	11	4
Goodwill released on disposal of jointly controlled entities	-	(20)
Fair value gains released on sale of available-for-sale investments	(78)	-
Repayment of capital contributions to minority interests	(158)	(86)
Final dividend paid to Company's shareholders	(3,602)	(2,521)
Dividend paid to minority shareholders	(71)	(104)
Total equity at end of period	157,994	135,663
Attributable to:		
Company's shareholders	154,554	132,780
Minority interests	3,440	2,883
	157,994	135,663

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION

The condensed interim financial statements have been prepared in accordance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The condensed interim financial statements are unaudited, but have been reviewed by the Audit Committee.

The accounting policies adopted are consistent with those set out in the annual financial statements for the year ended 30 June 2005, except for the changes in accounting policies as described below.

With effect from 1 July 2005, the Group has adopted the new / revised Hong Kong Financial Reporting Standards ("HKFRS"), HKAS and Interpretations (collectively, "new HKFRS") issued by the HKICPA which are effective for accounting periods beginning on or after 1 January 2005. The changes in accounting policies and the significant impact are summarized as follows:

Investment properties

Following the adoption of HKAS 40 "Investment property", certain properties are reclassified as investment properties and changes in fair values arising on the revaluation of investment properties are recognized in the profit and loss account instead of property revaluation reserves. HK(SIC) Interpretation 21 "Income taxes - recovery of revalued non-depreciable assets" requires the provision of deferred taxation on these changes in fair values to be calculated at applicable profits tax rates. These new accounting policies have been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$52,522 million and HK$44,884 million, respectively, representing the transfers of accumulated attributable revaluation surplus previously recorded in property revaluation reserve and net of deferred tax thereon. In addition, recognition of deferred taxation on the Group's cumulative property revaluation surpluses and reclassification of certain properties as investment properties had resulted in a reduction in the Group's total net assets as at 1 July 2005 and 1 July 2004 of HK$3,545 million and HK$2,660 million, respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been increased by HK$7,426 million (2004: decreased by HK$442 million) and HK$6 million (2004: nil) , respectively.

Hotel properties

Under Hong Kong Interpretation 2 "The appropriate policies for hotel properties" owner-operated hotel properties are stated at cost less accumulated depreciation and impairment losses, rather than at valuation. This change of accounting policy has been applied retrospectively. The Group's net assets as at 1 July 2005 and 1 July 2004 were reduced by HK$2,639 million and HK$2,351 million, respectively, as a result of the reversal of hotel property revaluation surpluses and the recognition of cumulative depreciation on the Group's hotel properties. Operating profit for the Group's hotel operation for the six months ended 31 December 2005 has been decreased, as a result of depreciation charge provided on the properties, from HK$137 million to HK$112 million (2004: from HK$135 million to HK$110 million).

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION (CONT'D)

Financial instruments

The adoption of HKAS 32 "Financial instruments: disclosure and presentation" and HKAS 39 "Financial instruments: recognition and measurement" has resulted in a change in the accounting policy relating to the classification of financial assets and liabilities and their measurement.

Financial assets are now classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value with changes in fair value recognized in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortized cost using the effective interest method. Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" and "other financial liabilities" carried at amortized cost using the effective interest method. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively by adjusting the difference between the carrying amount of certain financial assets and their fair value at 30 June 2005 to retained profits at 1 July 2005. The opening retained profits at 1 July 2005 has been increased by HK$925 million.

Derivative financial instruments

In previous years, derivative financial instruments were not separately recorded in the financial statements.

Following the adoption of HKAS 32 and 39, derivatives are initially recognized at fair value on the date of entering the derivative contract and are subsequently remeasured at fair value at each balance sheet date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged. Changes in fair value of derivatives that are designated and qualified as fair value hedges together with any changes in fair value of the corresponding hedged asset or liability are recorded in the profit and loss accounts. Changes in fair value of derivatives held as hedging instruments that are designated and qualified as cash flow hedges are recognized in equity to the extent that the hedge is effective. Changes in fair value relating to the non-qualifying and ineffective portion of qualifying derivatives are recognized immediately in the profit and loss account. In accordance with the transitional provisions in HKAS 39, this change in accounting policy has been applied prospectively. This change has no significant impact in the Group's net assets at 1 July 2005.

Share-based payment

The adoption of HKFRS 2 "Share-based payment" has resulted in a change in accounting policy of employee share options. Previously, share options granted to directors and employees did not result in a charge to profit and loss account. Following the adoption of HKFRS 2, the fair value of share options at grant date is amortized over the relevant vesting periods to the profit and loss account. In accordance with the transitional provisions in HKFRS 2, this treatment is applied to share options granted after 7 November 2002 and not yet vested at 1 July 2005. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$6 million and HK$2 million,

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION (CONT'D)

Share-based payment (cont'd)

respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$2 million (2004: HK$2 million) and HK$1 million (2004: HK$1 million), respectively.

Leasehold land

In prior years, leasehold land and buildings were included in fixed assets and stated at cost or valuation less accumulated depreciation and impairment, if any. Following the adoption of HKAS 17 "Leases", leasehold land is regarded as operating lease and stated at cost and amortized over the lease period on a straight line basis. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$144 million and HK$126 million, respectively, resulting from a change in accounting policy on amortization of leasehold land held by a jointly controlled entity. Profit attributable to Company's shareholders for the six months ended 31 December 2005 and 31 December 2004 have been decreased by HK$9 million and HK$9 million, respectively.

Associates and joint ventures

Under HKAS 28 "Investments in associates" and HKAS 31 "Interests in joint ventures", the Group uses the most recent available financial statements of the associate or jointly controlled entities in applying the equity method, which are either coterminous with the financial statements of the Company or cover a year ended not more than three months before the Company's year-end. In prior years, financial statements of some associates and jointly controlled entities covered a year ended more than three months before the Company's year-end. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 and 1 July 2004 were increased by HK$98 million and HK$134 million, respectively. Profit attributable to Company's shareholders for the six months ended 31 December 2005 and 31 December 2004 have been decreased by HK$9 million and HK$13 million, respectively.

Site restoration cost

In accordance with HKAS 16 "Property, plant and equipment", site restoration costs incurred as a consequence of acquiring or using the site are included in the cost of an asset. Previously, such costs were accounted for to the extent it was recognized as a provision. This change in accounting policy has been applied retrospectively. The opening retained profits as at 1 July 2005 was decreased by HK$2 million. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$1 million (2004: HK$1 million) and HK$1 million (2004: HK$1 million), respectively.

Telecommunication licence

In prior years, the fees and royalties payable for the third generation licence telecommunications spectrum ("3G licence") prior to launch of commercial services were deferred and included in fixed assets. Depreciation was provided from commencement of services over the estimated useful life. The fees and royalties payable subsequent to the launch of commercial services were charged to the profit and loss account when incurred. Following the adoption of HKAS 38 "Intangible assets", the Group capitalizes the discounted value of the annual fees and royalties payable for the 3G licence over the licence period and the finance costs incurred

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION (CONT'D)

Telecommunication licence (cont'd)

prior to the launch of 3G services as an intangible asset. Capitalized licence fees and finance costs are amortized from the date of launch of the 3G services over the remaining 3G licence period, with the financing costs incurred subsequent to the launch of 3G services charged to the profit and loss account using the effective interest rate method. The opening retained profits as at 1 July 2005 and 1 July 2004 were decreased by HK$6 million and increased by HK$5 million, respectively. Profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 have been decreased by HK$13 million (2004: increased by HK$2 million) and HK$11 million (2004: increased by HK$2 million), respectively.

Critical accounting judgements and estimation

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and carrying amounts of assets and liabilities including those related to investment properties, impairment of assets and income taxes. The estimates and assumptions concerning the future are believed to be reasonable under the circumstance. Actual results may differ from these estimates.

Summary of the effect of changes in the accounting policies

(i) Effect on opening balance of total equity at 1 July 2005 and 1 July 2004

	Company's shareholders' equity					
	Property revaluation reserves	Share options reserves	Retained profit	Total	Minority interests	Total equity
At 1 July 2005						
HKAS 40 and HK(SIC) Interpretation 21	(56,048)	-	52,522	(3,526)	(19)	(3,545)
Hong Kong Interpretation 2	(1,703)	-	(936)	(2,639)	-	(2,639)
HKAS 39	-	-	925	925	-	925
HKFRS 2	-	6	(6)	-	-	-
HKAS17	-	-	(144)	(144)	-	(144)
HKAS 28 and 31	-	-	98	98	-	98
HKAS 16	-	-	(2)	(2)	(2)	(4)
HKAS 38	-	-	(6)	(6)	(5)	(11)
Total increase / (decrease) in equity	(57,751)	6	52,451	(5,294)	(26)	(5,320)
At 1 July 2004						
HKAS 40 and HK(SIC) Interpretation 21	(47,529)	-	44,884	(2,645)	(15)	(2,660)
Hong Kong Interpretation 2	(1,463)	-	(888)	(2,351)	-	(2,351)
HKFRS 2	-	2	(2)	-	-	-
HKAS 17	-	-	(126)	(126)	-	(126)
HKAS 28 and 31	-	-	134	134	-	134
HKAS 38	-	-	5	5	5	10
Total increase / (decrease) in equity	(48,992)	2	44,007	(4,983)	(10)	(4,993)

(Expressed in millions of Hong Kong dollars)

1. BASIS OF PREPARATION (CONT'D)

Summary of the effect of changes in the accounting policies (cont'd)

(ii) Effect on profit attributable to Company's shareholders and minority interests for the six months ended 31 December 2005 and 31 December 2004

	Six months ended 31 December 2005			Six months ended 31 December 2004		
	Attributable to			Attributable to		
	Company's shareholders	Minority interests	Total	Company's shareholders	Minority interests	Total
HKAS 40 and HK(SIC) Interpretation 21	7,426	6	7,432	(442)	-	(442)
Hong Kong Interpretation 2	(24)	-	(24)	(24)	-	(24)
HKFRS 2	(2)	(1)	(3)	(2)	(1)	(3)
HKAS 17	(9)	-	(9)	(9)	-	(9)
HKAS 28 and 31	(9)	-	(9)	(13)	-	(13)
HKAS 16	(1)	(1)	(2)	(1)	(1)	(2)
HKAS 38	(13)	(11)	(24)	2	2	4
	7,368	(7)	7,361	(489)	-	(489)

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS

(a) The Company and its subsidiaries

The Group's turnover and contribution to profit from operations before finance costs by business segments are analysed as follows:

	Turnover Six months ended 31 December		Profit from Operations before Finance Costs Six months ended 31 December	
	2005	2004	2005	2004 (Restated)
Property				
Property sales	7,283	5,130	4,644	947
Rental income	2,810	2,492	2,026	1,854
	10,093	7,622	6,670	2,801
Hotel operation	363	341	112	110
Telecommunications	1,860	1,830	59	240
Other businesses	2,150	1,485	559	321
	14,466	11,278	7,400	3,472
Other revenue			305	322
Unallocated administrative expenses			(315)	(270)
Profit from operations before change in fair value of investment properties			7,390	3,524
Increase in fair value of investment properties			7,784	-
Profit from operations after change in fair value of investment properties			15,174	3,524

Turnover from properties sales for the period ended 31 December 2004 includes HK$1,624 million from sale of investment properties.

Other businesses comprise revenue and profit derived from other activities including property management, car parking and transport infrastructure management, logistics business, construction, financial services, internet infrastructure, enabling services and department store.

Other revenue includes mainly investment income from bonds and other investments.

Less than ten per cent of the operations of the Group in terms of turnover and operating results were carried on outside Hong Kong.

(Expressed in millions of Hong Kong dollars)

2. SEGMENT RESULTS (CONT'D)

(b) Associates and jointly controlled entities

The Group's share of profits less losses of associates and jointly controlled entities by business segments is analysed as follows:

	Share of Profits Less Losses before Taxation Six months ended 31 December	
	2005	2004 (Restated)
Property		
Property sales	55	53
Rental income	209	172
	264	225
Other businesses	106	236
Profit from operations	370	461
Finance costs	(89)	(73)
Profit before taxation and share of increase in fair value of investment properties	281	388
Share of increase in fair value of investment properties held by associates and jointly controlled entities	1,225	-
Profit before taxation	1,506	388

(c) Combined results of the Group and its share of results of associates and jointly controlled entities by business segments

	Attributable Profit before Taxation Six months ended 31 December	
	2005	2004 (Restated)
Property		
Property sales	4,699	1,000
Rental income	2,235	2,026
	6,934	3,026
Hotel operation	112	110
Telecommunications	59	240
Other businesses	665	557
Other revenue	305	322
Unallocated administrative expenses	(315)	(270)
Increase in fair value of investment properties		
- Group	7,784	-
- Associates and jointly controlled entities	1,225	-
Net finance costs		
- Group	(378)	(53)
- Associates and jointly controlled entities	(89)	(73)
(Loss)/profit on disposal of long-term investments	(13)	1,886
Profit before taxation	16,289	5,745

(Expressed in millions of Hong Kong dollars)

3. NET FINANCE COSTS

	Six months ended 31 December	
	2005	2004 (Restated)
Interest expenses on		
Bank loans and overdrafts	491	87
Other loans wholly repayable within five years	120	36
Other loans not wholly repayable within five years	11	11
	622	134
Less : Portion capitalized	(158)	(46)
	464	88
Interest income on bank deposits	(86)	(35)
	378	53

4. (LOSS)/PROFIT ON DISPOSAL OF LONG-TERM INVESTMENTS

	Six months ended 31 December	
	2005	2004
Profit on disposal of interests in jointly controlled entities	-	1,646
(Loss)/profit on disposal of long-term investments	(13)	240
	(13)	1,886

5. PROFIT BEFORE TAXATION

	Six months ended 31 December	
	2005	2004 (Restated)
Profit before taxation is arrived at after charging / (crediting):		
Cost of properties sold	2,894	3,772
Cost of other inventories sold	505	501
Depreciation	534	301
Dividend income from listed and unlisted investments	(62)	(45)
Interest income from listed and unlisted debt securities	(138)	(145)
Net realized and unrealized holding gains on marketable securities	(75)	(68)

(Expressed in millions of Hong Kong dollars)

6. TAXATION

	Six months ended 31 December	
	2005	2004 (Restated)
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	975	469
China income tax	3	1
	978	470
Deferred taxation		
Origination and reversal of temporary differences	89	(3)
Change in fair value of investment properties	1,362	-
	1,451	(3)
	2,429	467
Share of taxation		
Associates	23	38
Jointly controlled entities	32	39
Change in fair value of investment properties held by associates and jointly controlled entities	215	-
	2,699	544

Hong Kong profits tax is provided at the rate of 17.5 per cent (2004:17.5 per cent) based on the estimated assessable profits for the period. China income tax is calculated at the rates applicable in China.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to Company's shareholders of HK$13,505 million (2004 (restated): HK$5,060 million).

The basic earnings per share is based on the weighted average number of shares in issue during the period of 2,401,105,558 (2004: 2,400,938,862). The diluted earnings per share is based on 2,401,277,856 (2004: 2,401,071,385) shares which is the weighted average number of shares in issue during the period plus the weighted average number of 172,298 (2004: 132,523) shares deemed to be issued at no consideration if all outstanding options had been exercised.

8. FIXED ASSETS

During the period, additions to fixed assets amounted to HK$886 million and net book value of fixed assets disposed of amounted to HK$8 million.

(Expressed in millions of Hong Kong dollars)

9. LONG-TERM INVESTMENTS

	31 December 2005	30 June 2005
Listed equity securities, overseas	-	102
Listed equity securities, Hong Kong	-	760
Unlisted equity securities	-	404
	-	1,266
Held-to-maturity debt securities		
Listed held-to-maturity debt securities, overseas	32	3,876
Listed held-to-maturity debt securities, Hong Kong	-	116
Unlisted held-to-maturity debt securities	-	707
	32	4,699
Available-for-sale debt securities		
Listed available-for-sale debt securities, overseas	141	-
Listed available-for-sale debt securities, Hong Kong	16	-
	157	-
Available-for-sale equity securities		
Listed equity securities, overseas	523	-
Listed equity securities, Hong Kong	1,222	-
Unlisted equity securities	470	-
	2,215	-
	2,404	5,965
Amounts due from investee companies	7	6
	2,411	5,971
Market value		
Listed overseas	696	4,514
Listed in Hong Kong	1,238	1,238
	1,934	5,752

10. LOAN RECEIVABLES

	31 December 2005	30 June 2005
Mortgage loan receivables	1,486	1,629
Less : Amount due within one year included under current assets	(43)	(51)
	1,443	1,578

Mortgage loan receivables are secured on properties and repayable by monthly instalments with various tenors not more than 20 years at the balance sheet date.

(Expressed in millions of Hong Kong dollars)

11. INTANGIBLE ASSET

Intangible asset is discounted value of the annual licence and royalties fee payable for the 3G licence less accumulated amortization.

12. INTEREST RATE SWAPS

The Group has entered into interest rate swap contracts for converting its fixed rate debts into floating rate debts. These are designated as fair value hedges and are recognized on the balance sheet at fair value. Increase or decrease in fair value of these interest rate swaps matches with a corresponding decrease or increase in fair value of the items being hedged. It is the Group's policy not to enter into derivative transactions for speculative purposes.

The notional principal amounts of the outstanding interest rate swap contracts at 31 December 2005 were HK$2,450 million (30 June 2005: HK$1,650 million).

The fair value of interest rate swaps at 31 December were as follows:

	31 December 2005		30 June 2005	
	Assets	Liabilities	Assets	Liabilities
Designated as fair value hedge	80	-	-	-
Less : current portion	(11)	-	-	-
Non-current portion	69	-	-	-

Comparative figures are not provided as HKAS39" Financial Instrument: Recognition and Measurement" prescribes the recognition of derivative at fair value in the balance sheet to take effect prospectively from 1 July 2005.

13. TRADE AND OTHER RECEIVABLES

Consideration in respect of sold properties are payable by the purchasers pursuant to the terms of the sale and purchase agreements. Monthly rent in respect of leased properties are payable in advance by the tenants. Other trade debtors settle their accounts according to the payment terms as stated in contracts.

Included in trade and other receivables are trade debtors of HK$9,448 million (30 June 2005: HK$2,897 million), of which 96 per cent aged less than 60 days, two per cent between 61 to 90 days and two per cent more than 90 days (30 June 2005: 89 per cent, three per cent and eight per cent, respectively).

(Expressed in millions of Hong Kong dollars)

14. SHORT-TERM INVESTMENTS

	31 December 2005	30 June 2005
Marketable securities		
Equity securities, at market value		
Listed in Hong Kong	377	747
Listed overseas	32	25
	409	772
Held-to-maturity debt securities maturing within one year, at amortized cost		
Listed overseas (Market value: HK$1,036 million (30 June 2005: HK$1,586 million))	1,042	1,576
Unlisted	-	80
	1,042	1,656
Available-for-sale debt securities maturing within one year		
Listed overseas	63	-
Unlisted	8	-
	71	-
	1,522	2,428

15. TRADE AND OTHER PAYABLES

Included in trade and other payables are trade creditors of HK$716 million (30 June 2005: HK$656 million), of which 68 per cent aged less than 60 days, four per cent between 61 to 90 days and 28 per cent more than 90 days (30 June 2005: 65 per cent, two per cent and 33 per cent, respectively).

(Expressed in millions of Hong Kong dollars)

16. SHARE CAPITAL

	Number of Shares in Million	Amount
Authorized:		
Ordinary shares of $0.50 each		
At beginning and end of period	2,900	1,450
Issued and fully paid:		
Ordinary shares of $0.50 each		
At beginning of period	2,401	1,201
156,000 (2004: 60,000) shares issued on exercise of share options	-	-
At end of period	2,401	1,201

17. SHARE OPTION SCHEME

(a) Movements in share options to subscribe for ordinary shares in the Company under the Old Scheme during the period are as follows:

Date of Grant	Exercise Price	Exercisable Period	At 1 July 2005	Exercised During the Period	Lapsed During the Period	At 31 Dec 2005
16 July 2001	HK$70	16.7.2002 to 15.7.2006	1,842,000	(156,000)	-	1,686,000
			1,842,000	(156,000)	-	1,686,000

Date of Grant	Exercise Price	Exercisable Period	At 1 July 2004	Exercised During the Period	Lapsed During the Period	At 31 Dec 2004
15 February 2000	HK$70	15.2.2001 to 14.2.2005	810,000	-	-	810,000
16 July 2001	HK$70	16.7.2002 to 15.7.2006	1,950,000	(60,000)	(12,000)	1,878,000
			2,760,000	(60,000)	(12,000)	2,688,000

(Expressed in millions of Hong Kong dollars)

17. SHARE OPTION SCHEME (CONT'D)

(b) Details of share options exercised during the six months ended 31 December 2005 are as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
3 August 2005	HK$70	HK$81.65	36,000	3
12 September 2005	HK$70	HK$82.85	24,000	1
26 September 2005	HK$70	HK$81.60	60,000	4
19 December 2005	HK$70	HK$75.55	36,000	3
			156,000	11

Details of share options exercised during the six months ended 31 December 2004 are as follows:

Exercise Date	Exercise Price	Market Value per Share at Exercise Date	Number of Share Options	Proceeds Received
29 November 2004	HK$70	HK$79.00	36,000	3
24 December 2004	HK$70	HK$77.25	24,000	1
			60,000	4

18. RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions during the period between the Group and related parties, which were carried out at similar terms to other customers or suppliers and at market prices:

	Associates Six months ended 31 December		Jointly controlled entities Six months ended 31 December	
	2005	2004	2005	2004
Interest income	-	-	41	27
Rental income	3	3	-	-
Rental expense	-	-	7	8
Other revenue from services rendered	231	104	112	75
Purchase of goods and services	-	-	106	65

(Expressed in millions of Hong Kong dollars)

19. CONTINGENT LIABILITIES AND COMMITMENTS

The Group had contingent liabilities and commitments, so far as not provided for in the consolidated financial statements, as follows :

	31 December 2005	30 June 2005
a) Capital commitments in respect of fixed assets		
Contracted but not provided for	5,913	5,038
Authorized but not contracted for	713	450
b) Capital commitments in respect of investments		
Contracted but not provided for	8	83
c) Group's share of capital commitments of joint ventures:		
Contracted but not provided for	19	337
Authorized but not contracted for	18	44

d) Guarantees given to banks and financial institutions for the borrowings of jointly controlled entities of HK$3,660 million (30 June 2005: HK$4,192 million) and other guarantees of HK$353 million (30 June 2005: HK$313 million).

REVIEW OF RESULTS

Profit attributable to Company's shareholders for the six months ended 31 December 2005 was HK$13,505 million, an increase of 167% compared with HK$5,060 million for the corresponding period last year. The results reflect the adoption of new Hong Kong Financial Reporting Standards with effect from 1 July 2005. In particular, the Group has recognized in the profit and loss account an increase in fair value of investment properties of HK$7,784 million based on professional valuation at the interim balance sheet date, and shared an increase in fair value of investment properties of HK$1,225 million of jointly controlled entities and associates, in accordance with HKAS 40 "Investment Properties". Underlying attributable profit which excludes the impact of adopting HKAS 40 and HK(SIC) Interpretation 21 on investment properties and income taxes, amounted to HK$6,079 million, up by HK$577 million or 10.5% over the corresponding figure of HK$5,502 million in the same period last year. The increase in underlying profit reflects higher property sales and development profit margin as well as strong rental income growth during the period whereas profit for the previous interim period included an exceptional profit of HK$1,414 million arising on disposal of the Group's long-term investment in Asia Container Terminals Holdings Limited.

EFFECT OF ADOPTION OF NEW FINANCIAL REPORTING STANDARDS

The interim financial statements have been prepared in accordance with the Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and Interpretations (collectively referred to as the "new HKFRS") issued by the Hong Kong Institute of Certified Public Accountants applicable to accounting periods commencing on or after 1 January 2005. In preparing the Group's interim financial statements under the new HKFRS, the fair value model for investment properties has been adopted. In accordance with this model, the Group's investment properties have been recorded at their fair value as determined by a professional valuer, and the fair value changes are recognized through profit and loss account. HK(SIC) Interpretation 21 requires that deferred taxation be provided on fair value changes of leasehold investment property at profits tax rate, despite that capital gain arising on sale of investment property in Hong Kong is not subject to taxation. The Group's core business is to develop and hold investment properties for long term purposes. To assess the underlying performance of the Group, the management is of the view that the financial results should be adjusted to exclude the effect of fair value changes on investment properties and the related deferred tax in arriving at "Underlying profit attributable to Company's shareholders" and "Underlying earnings per share". Similarly, the cumulative deferred tax provided on fair value gains on investment properties in Hong Kong should be added back to the equity attributable to Company's shareholders in arriving at "Underlying equity attributable to Company's shareholders" and "Underlying net asset value per share".

EFFECT OF ADOPTION OF NEW FINANCIAL REPORTING STANDARDS (CONT'D)

The new HKFRS had material impact on the Group's reported financial results and net asset value. The statements set out below illustrate the effect of the changes following the adoption of the new HKFRS with reconciliations between the reported and underlying profit, earnings per share ("EPS"), equity and net asset value ("NAV") per share attributable to the Company's shareholders before and after adoption of the new HKFRS. These statements should be read in conjunction with Note (1) to the interim accounts, which explains in more details the changes in the Group's accounting policies in preparing the interim financial statements.

Reconciliation between underlying profit and reported profit attributable to Company's shareholders:

	Six months ended 31 December			
	2005		2004	
	HK$M	EPS HK$	HK$M	EPS HK$
Reported profit per accounts under new HKFRS	13,505	5.62	5,060	2.11
Adjusted for the impact of HKAS 40				
[1] Fair value gains on investment properties	(9,009)		-	
[2] Related deferred tax	1,577		-	
Related minority interest	6		-	
	(7,426)			
[3] Gain on sale of investment properties	-		536	
[3] Related deferred tax	-		(94)	
			442	
Underlying profit attributable to Company's shareholders	6,079	2.53	5,502	2.29
Depreciation and related deferred tax on owner-occupied properties	25		25	
Employee share options granted	2		2	
Amortization of leasehold land	9		9	
Amortization of telecommunication licence	13		(2)	
Alignment of accounts of associates and joint ventures to be coterminous with the Company	9		13	
	58		47	
Profit attributable to Company's shareholders before the adoption of the new HKFRS	6,137	2.56	5,549	2.31

EFFECT OF ADOPTION OF NEW FINANCIAL REPORTING STANDARDS (CONT'D)

Notes:

1. This is to exclude the fair value changes of the Group's investment property portfolio recognized through profit and loss account during the six months ended 31 December 2005, which shall be recognized in the profit and loss account as and when an investment property is sold . No valuation of investment property portfolio was carried out at 31 December 2004, and no corresponding adjustment has been made for the six-month period ended on that date.
2. This adjustment is to exclude the deferred tax provided in the profit and loss account on the change in fair value of the Group's investment property portfolio for the six months ended 31 December 2005.
3. This adjustment represents the amount of fair value gains excluding deferred tax released to the profit and loss account arising from sale of investment properties during the six-month period ended 31 December 2004.

Reconciliation between underlying and reported equity attributable to Company's shareholders:

	At 31 December 2005		At 30 June 2005	
	HK$M	NAV Per Share HK$	HK$M	NAV Per Share HK$
Reported equity attributable to Company's shareholders under new HKFRS	**154,554**	**64.37**	143,933	59.95
Adjusted for the impact of HKAS 40				
Deferred tax on cumulative fair value gains on investment properties in Hong Kong	12,590		11,014	
Underlying equity attributable to Company's shareholders	**167,144**	**69.61**	154,947	64.53
Fair value gains on financial instruments	(701)		-	
Fair value gains on reclassification of certain properties as investment properties	(6,932)		(7,488)	
Reversal of cumulative fair value gains on owner-occupied properties	1,703		1,703	
Depreciation and related deferred tax on owner-occupied properties	963		938	
Amortization of leasehold land	153		144	
Amortization of telecommunication licence	19		6	
Alignment of accounts of associates and joint ventures to be coterminous with the Company	(89)		(98)	
	(4,884)		(4,795)	
Equity attributable to Company's shareholders before the adoption of the new HKFRS	**162,260**	**67.58**	150,152	62.54

FINANCIAL RESOURCES AND LIQUIDITY

(a) Net debt and gearing

The Group's financial position remains strong with a low debt leverage and strong interest cover. Gearing ratio as at 31 December 2005, calculated on the basis of net debt to Company's shareholders' funds, remained low at 16.5% compared to 11.5% at 30 June 2005. Interest cover, measured by the ratio of underlying profit from operations to total net interest expenses including those capitalized, was 13.8 times compared to 40.1 times for the same period last year, largely as a result of higher interest rate environment and increase in Group's average borrowing level caused by more expenditures incurred on land acquisitions during the interim period.

As at 31 December 2005, the Group's gross borrowings totalled HK$33,991 million. Of these, HK$2,109 million related to the bank borrowings of the Group's subsidiary, Route 3 (CPS) Company Limited, which were secured by way of charges over its assets. All other borrowings of the Group are unsecured. Net debt, after deducting cash and bank deposits of HK$8,506 million, amounted to HK$25,485 million. The maturity profile of the Group's gross borrowings is set out as follows:

	31 December 2005	30 June 2005
	HK$ Million	HK$ Million
Repayable:		
Within one year	**2,501**	1,605
After one year but within two years	**2,819**	4,045
After two years but within five years	**24,876**	17,266
After five years	**3,795**	150
Total borrowings	**33,991**	23,066
Cash and bank deposits	**8,506**	6,519
Net debt	**25,485**	16,547

FINANCIAL RESOURCES AND LIQUIDITY (CONT'D)

(b) The Group has no significant exposure to foreign exchange risk given its large asset base and operational cash flow primarily denominated in Hong Kong dollars.

(c) The majority of the Group's borrowings are subject to floating interest rates. The Group has constantly monitored this exposure and, when appropriate, will apply interest swaps to manage the risk.

(d) As at 31 December 2005, the Group had outstanding interest rate swaps (to swap into floating rate debts) in the aggregate amount of HK$2,450 million. These derivative financial instruments are designated as fair value hedges and are measured at their fair value at the balance sheet date. It is the Group's policy not to enter into derivative transactions for speculative purposes.

CHARGES OF ASSETS

As at 31 December 2005, certain bank deposits of the Group's subsidiary, SmarTone, in the aggregate amount of HK$329 million, were pledged for securing performance bonds related to 3G licence and some other guarantees issued by the banks. In addition, the assets of the Group's subsidiary, Route 3 (CPS) Company Limited, with an aggregate net book value of HK$5,106 million have been charged as collateral securities for its bank borrowings. Except for the above two charges, all the Group's assets are free from any encumbrances.

CONTINGENT LIABILITIES

As at 31 December 2005, the Group had contingent liabilities in respect of guarantees for bank borrowings of joint venture companies and other guarantees in the aggregate amount of HK$4,013 million (30 June 2005: HK$4,505 million).

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS

As at 31 December 2005, the interests and short positions of directors and chief executive in shares and, in respect of equity derivatives, underlying shares and debentures of the Company and its Associated Corporations as required to be disclosed under Part XV of the Securities and Futures Ordinance (the "SFO") were as follows:

1. Long positions in shares and underlying shares of the Company:

Name of Director	Personal	Child under 18 or spouse	Corporate	Others	Equity derivative (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	-	-	-	1,078,622,522[1]	75,000	1,078,697,522	44.92
Lee Shau-kee	486,340	-	343,000[2]	-	-	829,340	0.03
Kwok Ping-kwong, Thomas	1,901,281	304,065	-	1,076,672,214[1]	75,000	1,078,952,560	44.93
Kwok Ping-luen, Raymond	-	-	-	1,079,815,895[1]	75,000	1,079,890,895	44.97
Wong Yue-chim, Richard	-	1,000	-	-	-	1,000	0
Li Ka-cheung, Eric	-	-	18,000	-	-	18,000	0
Lo Chiu-chun, Clement	90,000	-	-	-	-	90,000	0
Law King-wan	20,000	70,267	-	-	-	90,267	0
Chan Kai-ming	41,186	-	-	-	75,000	116,186	0
Chan Kui-yuen, Thomas	-	66,000	126,500	-	75,000	267,500	0.01
Kwong Chun	702,722	339,358	-	-	75,000	1,117,080	0.04
Wong Yick-kam, Michael	70,904	-	-	-	75,000	145,904	0
Wong Chik-wing, Mike	120,999	-	-	-	75,000	195,999	0
Woo Ka Biu, Jackson (Alternate Director to Woo Po-shing)	-	1,000	-	-	-	1,000	0

Notes :

1. Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,056,638,347 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 37.62% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Long positions in shares and underlying shares of Associated Corporations:

a. SUNeVision Holdings Ltd.:

Name of Director	Personal	Others	Equity derivatives (share option)	Total	% of shares in issue
Kwok Ping-sheung, Walter	-	1,070,000*	120,000	1,190,000	0.05
Kwok Ping-kwong, Thomas	-	1,070,000*	120,000	1,190,000	0.05
Kwok Ping-luen, Raymond	-	1,742,500*	233,333	1,975,833	0.09
Chan Kai-ming	115,000	-	-	115,000	0
Chan Kui-yuen, Thomas	-	-	120,000	120,000	0
Kwong Chun	300,000	-	-	300,000	0.01
Wong Yick-kam, Michael	100,000	-	120,000	220,000	0.01
Wong Chik-wing, Mike	109,000	-	-	109,000	0

Note:

* Of these shares in the Company, Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in 1,070,000 shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO.

b. SmarTone Telecommunications Holdings Limited:

Name of Director	Others	% of shares in issue
Kwok Ping-luen, Raymond	2,237,767	0.38

c. Transport International Holdings Limited:

Name of Director	Personal	% of shares in issue
Kwok Ping-sheung, Walter	61,522	0.01
Kwok Ping-luen, Raymond	393,350	0.09
Chung Sze-yuen	18,821	0

d. Each of Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen had the following interests in shares of the following Associated Corporations:

Name of Associated Corporation	Personal	Attributable holding through corporation	Attributable % of shares in issue through corporation	Actual holding through corporation	Actual % interests in issued shares
Superindo Company Limited	10	-	-	-	10
Super Fly Company Limited	10	-	-	-	10
Splendid Kai Limited	-	2,500*	25	1,500	15
Hung Carom Company Limited	-	25*	25	15	15
Tinyau Company Limited	-	1*	50	1	50
Open Step Limited	-	8*	80	4	40

Note:

* Messrs. Walter Kwok Ping-sheung, Thomas Kwok Ping-kwong and Raymond Kwok Ping-luen were deemed to be interested in these shares, which represented the same interests and were therefore duplicated amongst these three directors for the purpose of the SFO. Those shares were held by corporations in which they were entitled to control the exercise of one-third or more of the voting rights in the general meetings of those corporations.

e. Dr Lee Shau-kee had corporate interests in shares of the following Associated Corporations:

Name of Associated Corporation	Total	% of shares in issue
Anbok Limited	2[2]	50
Billion Ventures Limited	1[3]	50
Central Waterfront Construction Company Limited	1[4]	50
Central Waterfront Property Holdings Limited	95[5]	95
Central Waterfront Property Investment Holdings Limited	50[6]	50
CWP Limited	1[7]	50
Daily Win Development Limited	100[8]	25
E Man - Sanfield JV Construction Company Limited	1[9]	50
Everise (H.K.) Limited	1[10]	50
Fullwise Finance Limited	2[11]	50
Gold Sky Limited	1[12]	50
Jade Land Resources Limited	1[13]	25
Joy Wave Development Limited	1[14]	50
Karnold Way Limited	2,459[15]	24.59
Maxfine Development Limited	3,050[16]	33.33
New Treasure Development Limited	1[17]	25
Royal Peninsula Management Service Company Limited	1[18]	50
Special Concept Development Limited	1[19]	25
Star Play Development Limited	1[20]	33.33
Successful Finance Limited	1[21]	50
Teamfield Property Limited	4,918[22]	49.18
Topcycle Construction Company Limited	1[23]	50
Topcycle Development Limited	1[24]	50
Topcycle Project Management Limited	1[25]	50
World Space Investment Limited	4,918[26]	49.18

Notes :

1. Dr Lee Shau-kee was deemed to be interested in the 343,000 shares held through Superfun Enterprises Limited ("Superfun"). This corporation was wholly-owned by The Hong Kong and China Gas Company Limited which was 37.62% held by Henderson Investment Limited of which 73.48% was held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Henderson Land Development Company Limited was 61.87% held by Henderson Development Limited ("Henderson Development"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick") as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr Lee Shau-kee. He was taken to be interested in these 343,000 shares held by Superfun by virtue of the SFO.

2. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was wholly-owned by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

3. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

4. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

5. Dr Lee Shau-kee was deemed to be interested in the 95 shares held through Central Waterfront Property Investment Holdings Limited. This corporation was 50% held by Primeland Investment Limited of which 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

6. Dr Lee Shau-kee was deemed to be interested in the 50 shares held through Primeland Investment Limited. This corporation was 68.42% was held by Starland International Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

7. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Starland International Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

8. Dr Lee Shau-kee was deemed to be interested in the 100 shares held through Citiright Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

9. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

10. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Masterland Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

11. Dr Lee Shau-kee was deemed to be interested in the 2 shares held through Everise (H.K.) Limited. This corporation was 50% held by Masterland Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

12. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Atex Resources Limited. This corporation was wholly-owned by Mightymark Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

13. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

14. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

15. Dr Lee Shau-kee was deemed to be interested in the 2,459 shares held through Chico Investment Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

16. Dr Lee Shau-kee was deemed to be interested in the 3,050 shares held through Quickcentre Properties Limited. This corporation was 50% held by Henderson (China) Investment Company Limited of which 100% was held by Andcoe Limited, a wholly-owned subsidiary of Henderson China Holdings Limited. This corporation was 100% held by Brightland Enterprises Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

17. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

18. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Well Born Real Estate Management Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

19. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Citiplus Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

20. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Henderson Investment Limited. This corporation was 73.48% held by Kingslee S.A., a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

21. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Join Fortune Development Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

22. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

23. Dr Lee Shau-kee was deemed to be interested in the 1 share held through E Man Construction Company Limited. This corporation was wholly-owned by Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

24. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

25. Dr Lee Shau-kee was deemed to be interested in the 1 share held through Dandy Investments Limited. This corporation was a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

26. Dr Lee Shau-kee was deemed to be interested in the 4,918 shares held through Billion Ventures Limited. This corporation was 50% held by Chico Investment Limited, a wholly-owned subsidiary of Henderson Land Development Company Limited. Dr Lee Shau-kee was taken to be interested in Henderson Land Development Company Limited as set out in Note 1.

The interests of the directors and the chief executive in the share options (being regarded for the time being as unlisted physically settled equity derivatives) of the Company and its Associated Corporations are stated in detail in the Share Option Schemes section stating below.

Save as disclosed above, as at 31 December 2005, none of the directors and the chief executive of the Company were, under Divisions 7 and 8 of Part XV of the SFO, taken to be interested or deemed to have any other interests or short positions in shares, underlying shares or debentures of the Company and its Associated Corporations, that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules.

SHARE OPTION SCHEMES

1. Share Option Schemes of the Company

The Company once adopted a share option scheme on 20 November 1997 ("the Old Scheme"). Since its adoption, the Company had granted two lots of share options on 15 February 2000 and 16 July 2001. The first lot expired on 14 February 2005; while options granted and accepted under the second lot can still be exercised in whole before 15 July 2006, thereafter the options will expire.

The Company by ordinary resolutions passed at its extraordinary general meeting held on 5 December 2002 has adopted a new share option scheme ("the New Scheme") and terminated the Old Scheme in order to comply with the new requirements under the then revised Chapter 17 of the Listing Rules. No further options may be offered under the Old Scheme. However, the outstanding options granted under the Old Scheme mentioning in the following paragraphs shall continue to be subject to the provisions of the Old Scheme and the revised provisions of Chapter 17 of the Listing Rules. No option shares have been granted under the New Scheme to any person since its adoption.

The following shows the outstanding positions of the directors and the chief executive as at 31 December 2005 with respect to their share options granted under the Old Scheme:

			Number of share options				
Name of director	Date of grant	Exercise price HK$	Balance as at 1.7.2005	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2005
Kwok Ping-sheung, Walter	16.7.2001	70.00	75,000	-	-	-	75,000
Kwok Ping-kwong, Thomas	16.7.2001	70.00	75,000	-	-	-	75,000
Kwok Ping-luen, Raymond	16.7.2001	70.00	75,000	-	-	-	75,000
Chan Kai-ming	16.7.2001	70.00	75,000	-	-	-	75,000
Chan Kui-yuen, Thomas	16.7.2001	70.00	75,000	-	-	-	75,000
Kwong Chun	16.7.2001	70.00	75,000	-	-	-	75,000
Wong Yick-kam, Michael	16.7.2001	70.00	75,000	-	-	-	75,000
Wong Chik-wing, Mike	16.7.2001	70.00	75,000	-	-	-	75,000

A summary of the movements during the half year ended 31 December 2005 of the share options granted under the Old Scheme to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and the chief executive as disclosed above, is as follows:

		Number of share options				
Date of grant	Exercise price HK$	Balance as at 1.7.2005	Granted during the period	Exercised during the period	Cancelled/Lapsed during the period	Balance as at 31.12.2005
16.7.2001	70.00	1,242,000	-	156,000*	-	1,086,000

Note:

* The weighted average closing price of the shares immediately before the dates on which share options were exercised under the Old Scheme were HK$80.41.

Other than the participants as stated above, the Company had not granted since the adoption of the Old Scheme any share options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

2. Share Option Schemes of Subsidiaries

a Pre-IPO Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision Holdings Ltd. ("SUNeVision") had adopted a share option scheme ("SeV Pre-IPO Share Option Scheme"), the principal terms of which were summarized in the section headed "Statutory and General Information Share Option Schemes" in Appendix 5 to SUNeVision's prospectus dated 6 March 2000. Since its adoption, SUNeVision had granted four lots of share options ("SeV Pre-IPO Share Options") pursuant to the SeV Pre-IPO Share Option Scheme.

The options at the exercise price of HK$10.38 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one-third of the options within three years commencing on 31 December 2000;
(ii) a further one-third of the options within three years commencing on 31 December 2001;
(iii) the remaining one-third of the options within three years commencing on 31 December 2002; and
(iv) the options had expired at the close of business on 30 December 2005.

The options at the exercise price of HK$3.885 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one-third of the options within three years commencing on 15 November 2001;
(ii) a further one-third of the options within three years commencing on 15 November 2002;
(iii) the remaining one-third of the options within three years commencing on 15 November 2003; and
(iv) the options will expire at the close of business on 14 November 2006.

The options at the exercise price of HK$2.34 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one-third of the options within three years commencing on 20 March 2002;
(ii) a further one-third of the options within three years commencing on 20 March 2003;
(iii) the remaining one-third of the options within three years commencing on 20 March 2004; and
(iv) the options will expire at the close of business on 19 March 2007.

The options at the exercise price of HK$1.43 per share may be exercised in accordance with the terms of the relevant scheme as to:

(i) one-third of the options within three years commencing on 8 July 2003;
(ii) a further one-third of the options within three years commencing on 8 July 2004;
(iii) the remaining one-third of the options within three years commencing on 8 July 2005; and
(iv) the options will expire at the close of business on 7 July 2008.

b. New Share Option Scheme of SUNeVision Holdings Ltd.

SUNeVision by shareholders' resolutions passed at its annual general meeting held on 3 December 2002, has adopted a new share option scheme ("SeV New Share Option Scheme") and terminated the SeV Pre-IPO Share Option Scheme. These have become effective on 5 December 2002 as a result of the passing of ordinary resolutions approving the same by the shareholders of the Company at its extraordinary general meeting held on the same day. No further options may be offered under the SeV Pre-IPO Share Option Scheme. However, the outstanding options granted under the SeV Pre-IPO Share Option Scheme shall continue to be subject to the provisions of the Pre-IPO Share Option Scheme and the provisions of Chapter 23 of the Rules Governing the Listing of Securities on the Growth Enterprises Market of the Stock Exchange (the "GEM Listing Rules"). Since its adoption, SUNeVision had granted two lots of share options ("SeV Share Options").

The options at the exercise price of HK$1.59 per share may be exercised in accordance with the terms of the SeV New Share Option Scheme as to:

(i) an amount up to one-third of the grant within three years commencing on 29 November 2004;
(ii) the remaining amount but up to two-thirds of the grant within three years commencing on 29 November 2005;
(iii) the remaining amount within three years commencing on 29 November 2006; and
(iv) the options will expire at the close of business on 28 November 2009.

The options at the exercise price of HK$1.41 per share may be exercised in accordance with the terms of the relevant scheme in full at any time within three years from 10 November 2005 and the options will expire at the close of business on 9 November 2008.

The following shows the outstanding positions of the directors and chief executive of the Company as at 31 December 2005 with respect to their SeV Pre-IPO Share Options and SeV Share Options:

Name of director	Date of grant	Exercise Price HK$	Number of share options					
			Balance as at 1.7.2005	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2005	
Kwok Ping-sheung, Walter	28.3.2000	10.38	138,334	-	-	138,334	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
Kwok Ping-kwong, Thomas	28.3.2000	10.38	138,334	-	-	138,334	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
Kwok Ping-luen, Raymond	28.3.2000	10.38	251,666	-	-	251,666	0	
	7.4.2001	2.34	233,333	-	-	-	233,333	233,333
Chan Kui-yuen, Thomas	28.3.2000	10.38	170,000	-	-	170,000	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000
Wong Yick-kam, Michael	28.3.2000	10.38	120,000	-	-	120,000	0	
	7.4.2001	2.34	120,000	-	-	-	120,000	120,000

A summary of the movements during the six months ended 31 December 2005 of the SeV Pre-IPO Share Options and the SeV Share Options granted to the employees of the Company working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance, other than the directors and chief executive as disclosed above, is as follows:

Date of grant	Exercise price HK$	Number of share options					
		Balance as at 1.7.2005	Granted during the period	Exercised during the period	Cancelled/ Lapsed during the period	Balance as at 31.12.2005	
28.3.2000	10.380	773,333	-	-	773,333	0	
30.11.2000	3.885	591,667	-	-	295,834	295,833	
7.4.2001	2.340	800,000	-	-	20,000	780,000	
8.7.2002	1.430	750,000	-	-	-	750,000	
29.11.2003	1.590	1,850,000	-	-	-	1,850,000	
10.11.2005	1.410	-	1,900,000	-	-	1,900,000	5,575,833

Other than the participants as stated above, SUNeVision had not granted since the adoption of the SeV Pre-IPO Share Option Scheme and the SeV New Share Option Scheme any options to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

c. Valuation of SeV Share Options

Pursuant to Rule 17.08 of the Listing Rules, the valuation of the SeV Share Options granted during the half year ended 31 December 2005 is as follows:

Name of Participants	Number of Options granted on 10.11.2005	Option Value as at 10.11.2005	Option Value as at 31.12.2005
Aggregate total of Employees of the Company	1,900,000	HK$468,842	HK$387,883

The closing price of the share of SUNeVision immediately before the date on which such SeV Share Options were granted was HK$1.41 (as of 9 November 2005).

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 10 November 2005 was estimated at HK$468,842 with the following variables and assumptions:

1. **Risk Free Rate**

   4.416 %, being the approximate yield of 3-year Exchange Fund Note traded on 10 November 2005.

2. **Expected Volatility**

   25.84%, being the annualized volatility of the closing price of the shares of SUNeVision from 10 November 2004 to 9 November 2005.

3. **Expected Dividend**

   (i) Yield: 3.19%, being 2005 prospective dividend yield of the shares of SUNeVision.

   (ii) Growth Rate: 16.6%, per annum, being 3-year historical dividend growth rate of SUNeVision.

4. **Expected Life of such SeV Share Options is 3 years with the following assumptions**

   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 10 November 2004 to 9 November 2005.

   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

According to the Black-Scholes model*, the total value of the SeV Share Options granted on 10 November 2005 was estimated at HK$387,883 as at 31 December 2005 with the following variables and assumptions:-

1. **Risk Free Rate**

   4.04 %, being the approximate yield of 3-year Exchange Fund Note traded on 30 December 2005.

2. **Expected Volatility**

   25.56%, being the annualized volatility of the closing price of the shares of SUNeVision from 1 January 2005 to 31 December 2005.

3. **Expected Dividend**

   (i) Yield : 3.31%, being 2005 prospective dividend yield of the share of SUNeVision.

   (ii) Growth Rate : 16.6%, per annum, being 3-year historical dividend growth rate of SUNeVision.

4. **Expected Life of such SeV Share Options is 2.9 years with the following assumptions**

   (i) There is no material difference between the expected volatility over the whole life of such SeV Share Options and the historical volatility of the shares of SUNeVision over the period from 1 January 2005 to 31 December 2005.

   (ii) There is no material difference between the dividend growth rate over the whole life of such SeV Share Options and the historical dividend growth rate of SUNeVision over the previous 3 years.

All the options forfeited before expiry of the SeV New Share Option Scheme will be treated as lapsed options which will not be added back to the number of shares available to be issued under the SeV New Share Option Scheme.

*Note :

The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly traded options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

d. **Share Option Scheme of iAdvantage Limited**

The Company operates another share option scheme which was approved for iAdvantage Limited, a subsidiary of the Company, allowing its board of directors the right to grant to its full-time employees and executive directors options to subscribe for its shares in aggregate up to 10% of its issued capital from time to time. The exercise period of any option granted under the share option scheme of iAdvantage Limited shall commence on the date of grant of the option and expire on such date as determined by the board of iAdvantage Limited or 28 February 2010, whichever is the earlier, and subject to the provisions for early termination contained therein. No option shares for iAdvantage Limited have been granted to any person since its adoption as required to be disclosed under the Listing Rules.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the long positions of every person, other than directors or the chief executive of the Company, who had interests in shares of the Company which fall to be disclosed to the Company under Part XV of the SFO were as follows:

Name	As Trustee	Corporate interest	Beneficial Owner	Others	Total number of shares	% of shares in issue
HSBC International Trustee Limited	1,084,154,733	900,577	-	-	1,085,055,310*	44.19
Cerberus Group Limited	-	1,056,338,347	-	-	1,056,338,347*	43.99
Vantage Captain Limited	-	75,830,929	980,507,418	-	1,056,338,347*	43.99
The Capital Group Companies, Inc.	-	-	-	168,671,686	168,671,686	7.02

*Note :

The shares in which Vantage Captain Limited was interested were the shares in which Cerberus Group Limtied was interested; the shares in which Cerberus Group Limited was interested formed part of the shares in which HSBC International Trustee Limited was interested. Of the above shares in the Company in which HSBC International Trustee Limited was interested, 1,056,638,347 shares were the shares referred to in the Note 1 to the section on "Directors' and Chief Executive's Interests".

INTERESTS OF OTHER PERSONS

During the half year ended 31 December 2005, other than the interests in shares and underlying shares of the Company and its Associated Corporations held by the directors, the chief executive and substantial shareholders stated above, there were no other persons with interests recorded in the register required to be kept under section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its ordinary shares during the half year ended 31 December 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's ordinary shares during this period.

INTERIM DIVIDEND

The Directors declared an interim dividend of HK$0.70 per share (2004: HK$0.70 per share) payable in cash on 27 March 2006 to shareholders on the Register of Members as at 24 March 2006.

The Register of Members will be closed from 20 March 2006 to 24 March 2006, both days inclusive. In order to qualify for the interim dividend, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Hopewell Centre, 17th Floor, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 17 March 2006.

FINANCIAL ASSISTANCE AND GUARANTEES TO AFFILIATED COMPANIES

The Group has provided financial assistance to and guarantees for facilities granted to certain associated companies and jointly controlled entities (collectively the "Affiliated Companies" within the definition under Chapter 13 of the Listing Rules) which together in aggregate exceeds the relevant percentage ratios of 8% under the Listing Rules. In accordance with the continuing disclosure requirements under Rule 13.22, a proforma combined balance sheet of the Affiliated Companies and the Group's attributable interest in the Affiliated Companies as at 31 December 2005 are presented below:

	Proforma combined balance sheet (HK$M)	The Group's attributable interest (HK$M)
Non-current assets	58,242	25,279
Current assets	10,054	4,437
Current liabilities	(4,731)	(1,964)
Non-current liabilities	(59,814)	(26,262)
	3,751	1,490

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Code of Conduct regarding securities transactions by directors as set out in Appendix 10 to the Listing Rules during the relevant accounting period and all directors have complied with the required standard of dealings set out therein.

AUDIT COMMITTEE

The Audit Committee has reviewed the accounting principles and practices adopted by the Group and discussed with management regarding auditing, internal control and financial reporting matters including the review of the Company's unaudited interim results for the six months ended 31 December 2005.

CORPORATE GOVERNANCE

During the six months ended 31 December 2005, the Company has complied with the provisions of the Code on Corporate Governance Practices (the "Code Provisions") as set out in Appendix 14 of the Listing Rules, except for the following deviation:

Code provision A.2.1 stipulates that the role of Chairman and Chief Executive Officer should be separate and should not be performed by the same individual. Given the current corporate structure, there is no separation between the roles of Chairman and Chief Executive Officer. Although the Chairman and Chief Executive Officer is the same individual, power and authority are not concentrated as responsibilities are also shared with the two vice-chairmen and all major decisions are made in consultation with members of the Board and appropriate board committees as well as top management. There are four independent non-executive directors in the Board offering independent and different perspectives. Therefore, the Board is of the view that there are adequate balance of power and safeguards in place.

By Order of the Board
Lai Ho-kai, Ernest
Company Secretary
Hong Kong, 3 March 2006